NO Act

P.E. 02/06/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005278

Received SEC

FEB 06 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2014

Act: 1934
Section:
Rule: 14a-8 (OD8)
Public
Availability: 2-6-14

Edward S. Knight
The NASDAQ OMX Group, Inc.
edward.knight@nasdaqomx.com

Re: The NASDAQ OMX Group, Inc.

Dear Mr. Knight:

This is in regard to your letter dated February 6, 2014 concerning the shareholder proposal submitted by Kenneth Steiner for inclusion in NASDAQ's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that NASDAQ therefore withdraws its January 6, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

NASDAQ OMX

EDWARD S. KNIGHT
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
& CHIEF REGULATORY OFFICER
805 KING FARM BLVD
ROCKVILLE, MD 20850
P: +1 301 978 8480
F: +1 301 978 8471
E: edward.knight@nasdaqomx.com

1934 Act/Rule 14a-8

February 6, 2014

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The NASDAQ OMX Group, Inc.
Stockholder Proposal of Mr. Kenneth Steiner
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that The NASDAQ OMX Group, Inc., a Delaware corporation (the "***Company***"), hereby withdraws its request for no-action relief, dated January 6, 2014, with respect to the Company's intention to omit a stockholder proposal (the "***Proposal***") submitted to the Company by Mr. Kenneth Steiner (the "***Proponent***") from the Company's proxy materials for its 2014 Annual Meeting of Stockholders. Pursuant to the transmittal letter accompanying the Proposal dated December 7, 2013, the Company was advised that the Proponent is being represented by Mr. John Chevedden.

The Company is withdrawing its request for no-action relief because, on February 3, 2014, Mr. Chevedden, on behalf of the Proponent, withdrew the Proposal by sending an e-mail to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission and the Company. A copy of this e-mail is attached to this letter as Appendix A.

Because the Proponent has withdrawn the Proposal, the Company will not include the Proposal in the proxy materials for the Company's 2014 Annual Meeting of Stockholders.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned; Erika Moore, Associate General Counsel, by email at erika.moore@nasdaqomx.com or by phone at (301) 978-8490; or Yolanda Goettsch, Vice President and Associate General Counsel, by email at yolanda.goettsch@nasdaqomx.com or by phone at (301) 978-8486.

Please transmit your acknowledgement of the withdrawal of the Company's request to the undersigned at edward.knight@nasdaqomx.com and to Mr. Chevedden at

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Edward S. Knight

Enclosure

cc: Mr. John Chevedden

Appendix A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, February 03, 2014 09:29 PM
To: Office of Chief Counsel <shareholderproposals@sec.gov>
Cc: Joan Conley
Subject: No action Requested Dated January 6, 2014 (NDAQ)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Ladies and Gentlemen:

In regard to the company no action requested dated January 6, 2014 regarding Kenneth Steiner's written consent shareholder proposal, this is to withdraw the proposal based on the company Form 8-K
http://www.sec.gov/Archives/edgar/data/1120193/000119312514024495/d665170d8k.htm
which reflects a partial adoption of the submitted proposal.

Sincerely,
John Chevedden

cc: Kenneth Steiner

Joan Conley
NASDAQ OMX Group, Inc. (NDAQ)

NASDAQ OMX[SM]

EDWARD S. KNIGHT
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
& CHIEF REGULATORY OFFICER
805 KING FARM BLVD
ROCKVILLE, MD 20850
P: +1 301 978 8480
F: +1 301 978 8471
E: edward.knight@nasdaqomx.com

1934 Act/Rule 14a-8

January 6, 2014

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The NASDAQ OMX Group, Inc.
Stockholder Proposal of Mr. Kenneth Steiner
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), that The NASDAQ OMX Group, Inc., a Delaware corporation (the "***Company***"), intends to omit from its proxy materials (the "***2014 Proxy Materials***") for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting") a stockholder proposal (the "***Proposal***") submitted by Mr. Kenneth Steiner (the "Proponent") under cover of a letter received by the Company on December 7, 2013. Pursuant to the transmittal letter, the Company has been advised that the Proponent is being represented by Mr. John Chevedden.

The Company requests confirmation the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Exchange Act, the Company omits the Proposal and supporting statement (the "***Supporting Statement***") from its 2014 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has (i) submitted this letter to the Commission no later than eighty (80) calendar days before the Company expects to file its definitive 2014 Proxy Materials with the Commission and (ii) concurrently submitted a copy of this correspondence to Mr. Chevedden, as representative for the Proponent. In accordance with Section C of *Staff Legal Bulletin 14D* (Nov. 7, 2008), this letter and the accompanying exhibit are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin 14D*, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin 14D*, the Company requests that the Proponent copy the undersigned on any correspondence that the Proponent may choose to submit to the Staff in response to this submission. In accordance with Section F of *Staff Legal Bulletin 14F* (Oct. 18, 2011), the Staff should transmit its response to this no-action request by e-mail to the undersigned.

I. THE PROPOSAL

On December 7, 2013, the Company received the Proposal from the Proponent. The Proposal states as follows:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

A copy of the Proposal (including the supporting statement) and all of the Proponent's related correspondence are attached to this letter as Appendix A.

II. BACKGROUND

Presently, Section 3.2 of the Company's By-Laws provides that only the Company may call special meetings of its stockholders. However, the Company's Board of Directors (the "***Board***") has already adopted amendments to the Company's By-Laws (the "***By-Laws***") to allow the holders of 15% of the Company's voting power to call a special meeting. The Company is a holding company that operates several U.S. self-regulatory organizations ("***SROs***") that are subject to the provisions of Section 19 of the Exchange Act and the rules promulgated thereunder. As a result of this regulatory framework, amendments to the Company's Restated Certificate of Incorporation (the "***Charter***") and By-Laws, as well as the charters and by-laws of the SROs operated by the

Company, are required to be filed with, or filed with and approved by, the Commission before they can be effective. Thus, the proposed By-Law amendments were filed with the Commission under Section 19 of the Exchange Act, have been published by the Commission for public comment, and will become effective after approval by the Commission.

To elaborate, at the Company's annual meeting held on May 22, 2012, the Company's stockholders considered two proposals submitted by individual stockholders. One of these proposals, which received the support of 49% of the votes cast, requested that the Board take steps to enable stockholders having at least one-tenth of the Company's voting power to call a special meeting of stockholders.

Following the 2012 annual meeting, the Nominating & Governance Committee of the Board reviewed the voting results on the two stockholder proposals and discussed, among other things, the stockholder rights contemplated by the By-Laws. Following this review, the Nominating & Governance Committee recommended to the Board, and the Board approved, certain changes to the Company's Charter and the By-Laws to address the two stockholder proposals and make certain other changes.

These changes delete the current special meetings provision in the By-Laws and replace it with language that will allow holders of 15% of the Company's voting power to call special meetings under the following circumstances.

- The stockholders calling the special meeting must be record holders and must have held continuously for one year prior to the request to call a special meeting a "net long position" equivalent to 15% of the outstanding common stock entitled to vote.[1]
- Upon receipt of a stockholder request to call a special meeting, the Company's board of directors must set the meeting within 120 days.
- A special meeting request will not be valid if it relates to an item of business that is not a proper subject for stockholder action under applicable law.
- A special meeting request will not be valid if it is delivered: (i) within 90 days before an annual meeting; (ii) within 120 days after a meeting at which a similar item was considered; or (iii) when a similar item is to be presented at a meeting that has been called by the Company, but not yet held.
- To be in proper form, a special meeting request must include certain disclosures about the proposing stockholders, any proposed nominees for director and any proposed items of business to be brought before a meeting.

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[1] It should be noted that, with the approval of the Commission's Division of Trading and Markets, the Company's Charter contains a 5% voting limitation such that no owner (other than the Company and certain of its affiliates) of outstanding common or preferred stock in excess of five percent of the then-outstanding shares of stock generally entitled to vote in respect of any matter ("Excess Shares") will be permitted to vote any Excess Shares on such matter. The Company expects to interpret and administer the By-Law amendment consistent with this Charter provision.

These procedural requirements are intended to ensure timely notice of a meeting request and to provide sufficient information about the proposing stockholder(s) and the proposal. Among other things, this information will ensure that the Company is able to comply with its disclosure and other requirements under applicable law and will facilitate the ability of the Company, its Board, and its stockholders to adequately assess any such proposal. The By-Law amendment promotes efficiency by avoiding the expense and diversion of management time and resources associated with serial meetings on the same topic within a short period of time, and makes clear that the Company will not be required to hold a special meeting where the purpose of the requested meeting is unlawful or the request for the meeting violates applicable law. These procedural requirements do not impose any exclusion or prohibition on the substantive right of the Company's record stockholders holding, for at least one year, in the aggregate, net long shares representing at least 15 percent of the outstanding shares entitled to vote on the matter or matters to be brought before a proposed special meeting, to call a special meeting after following the specified procedures.

The Board approved the proposed By-Law amendments and certain other By-Law and Charter amendments on February 20, 2013, March 26, 2013 and November 19, 2013. The Company's stockholders approved certain of the proposed Charter amendments on May 22, 2013; the remaining proposed Charter and By-Law amendments do not require stockholder approval.

However, as provided in the Charter and By-Laws, proposed amendments to the Charter and By-Laws are to be reviewed by the Board of Directors of each self-regulatory subsidiary of the Company, and if any such proposed amendment must, under Section 19 of the Exchange Act and the rules promulgated thereunder, be filed with, or filed with and approved by, the Commission before such amendment may be effective, then such amendment shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be. Accordingly, the Boards of Directors of NASDAQ OMX BX, Inc. ("***BX***"), The NASDAQ Stock Market LLC ("***NASDAQ***") and NASDAQ OMX PHLX LLC ("***Phlx***") approved the proposed amendments on August 20, 2013, and the Boards of Directors of the Boston Stock Exchange Clearing Corporation ("***BSECC***") and the Stock Clearing Corporation of Philadelphia ("***SCCP***") approved the proposed amendments on August 1, 2013. Each such board has determined that the proposed By-Law amendments, including the amendments regarding special meetings, should be filed with the Commission.

On November 27, 2013, the Company submitted the proposed By-Law amendments to the Commission in filings for each of BX, NASDAQ, Phlx, BSECC and SCCP. A copy of the filing for NASDAQ, including the full text of the proposed By-Law amendments, is attached hereto as Appendix B.[2] On December 6, 2013, pursuant to

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2 The filings for BX, Phlx, BSECC and SCCP are substantially similar to the filing for NASDAQ, and the text of the proposed By-Law amendments is identical in each filing. Due to the length of each

Section 19(b)(1) of the Exchange Act, and Rule 19b-4 thereunder, the Commission published notices of the proposed rule changes to solicit comments from interested persons.[3] The comment period expired on January 2, 2014, and as of the date of this letter, no comments on the proposed rule changes were published on the Commission's website.

Assuming no further comments from the Commission, the Company expects to receive approval of the proposed rule changes by the end of January 2014. The Company plans to implement the proposed By-Law amendments immediately following approval by the Commission. The Company will supplement this letter to advise the Staff of the implementation of the amendments.

III. BASIS FOR EXCLUSION

As discussed in more detail below, the Company believes the Proposal may be excluded from the 2014 Proxy Materials on the grounds the Company has substantially implemented the Proposal, in reliance on Rule 14a-8(i)(10).

IV. ANALYSIS

A. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company "has already substantially implemented the proposal," which does not require a proposal to be implemented in full or precisely as presented. *See Exchange Act Release* No. 20091 (Aug. 16, 1983); *see also Exchange Act Release* No. 40018 (May 21, 1998, n.30 and accompanying text). The exclusion set forth in Rule 14a-8(i)(10) is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See Exchange Act Release* No. 12598 (Jul. 7, 1976) (regarding the predecessor to Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal." *Aluminum Company of America* (Jan. 16, 1996). Similarly, the Staff has expressed the view that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar.

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filing, the Company has not attached the filings for BX, Phlx, BSECC and SCCP to this letter, but the filings can be found at http://nasdaqomx.cchwallstreet.com/ or can be provided upon request.

3 *See* Securities Exchange Act Release No. 71011 (Dec. 6, 2013), 78 FR 75645 (Dec. 12, 2013) (SR-BX-2013-057); *see also* Securities Exchange Act Release No. 71013 (Dec. 6, 2013), 78 FR 75619 (Dec. 12, 2013) (SR-NASDAQ-2013-148); *see also* Securities Exchange Act Release No. 71010 (Dec. 6, 2013), 78 FR 75661 (Dec. 12, 2013) (SR-Phlx-2013-115); *see also* Securities Exchange Act Release No. 71019 (Dec. 6, 2013), 78 FR 75633 (Dec. 12, 2013) (SR-BSECC-2013-001); *see also* Securities Exchange Act Release No. 71020 (Dec. 6, 2013), 78 FR 75598 (Dec. 12, 2013) (SR-SCCP-2013-01).

28, 1991). Accordingly, even if a company has not implemented every detail of a proposal, the proposal may still be excluded where the company has *substantially* implemented the proposal.

In this regard, the Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent; (ii) did not implement the proposal in every detail; or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Apr. 19, 1999 and Mar. 29, 1999). In each of these cases, the Staff concurred with the company's determination the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

Moreover, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when companies have sought to exclude stockholder proposals requesting particular actions after the boards of directors of those companies have taken action to approve (or were expected to approve) the necessary amendments to their respective charters and/or by-laws, and represented that such amendments would be submitted to a vote of stockholders (as applicable) at the next annual meeting. *See, e.g., Omnicom Group Inc.* (Mar. 29, 2011); *McKesson Corporation* (Apr. 8, 2011); *Sun Microsystems, Inc.* (Aug. 28, 2008); *H.J. Heinz Company* (May 20, 2008); *NiSource, Inc.* (Mar. 10, 2008).

Under this standard, the Company has substantially implemented the Proposal because the By-Law amendments already approved by the Board and filed with the Commission for its approval fulfill the essential objective of the Proposal, which is to permit stockholders holding at least 15% of the Company's voting power to call a special meeting. Pursuant to Section 19 of the Exchange Act, the Board lacks unilateral authority to adopt the By-Law amendment, but, consistent with the Proposal, has taken all of the steps necessary to permit stockholders holding at least 15% of the Company's voting power to call a special meeting. By adopting the By-Law amendment, the Company is addressing the essential objective of the Proposal, while at the same complying with its obligations as a self-regulatory organization under the Exchange Act. Accordingly, there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that the Board has already taken.

The Staff has previously concurred that a similar stockholder proposal could be omitted from a proxy statement as substantially implemented under Rule 14a-8(i)(10) when the board took action to implement the essential objective of the proposal. In *Citigroup Inc.* (Feb. 12, 2008), the Staff concurred with the company that it could omit from its proxy materials under Rule 14a-8(i)(10) a stockholder proposal asking the board to amend the by-laws and any other appropriate governing documents to give holders of 10% to 25% of its outstanding common stock the power to call a special shareholder meeting, when the board had approved an amendment to the company's by-laws granting stockholders owning at least 25% of the company's outstanding common stock the right to call a special meeting, subject to procedural provisions similar to those contemplated by the Company in the proposed by-law amendments. *See also, Hewlett-Packard Co.* (Dec. 11, 2007) (permitting exclusion of stockholder proposal seeking amendment of the company's governing documents to give the holders of 25% of outstanding common stock the right to call a special meeting, where the company represented to the Staff that its board would consider at an upcoming meeting a by-law amendment permitting holders of 25% of outstanding common stock the right to call a special meeting, subject to procedural provisions, and supplementally advise the Staff when the action had been taken). The Staff has also concurred with exclusion of stockholder proposals that did not provide for specific minimum thresholds to call a special meeting when the company adopted by-law amendments permitting a specified percentage of stockholders to call a special meeting, subject to procedural provisions similar to those contemplated by the Company in the proposed By-Law amendment. *See, e.g., Borders Group, Inc.* (Mar. 11, 2008) (determining that, in light of a by-law amendment permitting holders of 25% of outstanding common stock to call a special meeting, subject to certain procedural provisions, the company had substantially implemented a stockholder proposal asking the board to amend the company's governing documents such that there would be no restriction on shareholders' right to call a special meeting); *Allegheny Energy, Inc.* (Feb. 19, 2008) (permitting exclusion of stockholder proposal seeking amendment of governing documents to remove all restrictions on shareholders' right to call a special meeting where the board adopted amendments to the company's by-laws to give holders of 25% of the outstanding common stock the power to call a special meeting, subject to procedural provisions similar to those contemplated by the Company in the proposed By-Law amendments).

The Staff has previously concurred that a stockholder proposal could be omitted from a proxy statement as substantially implemented under Rule 14a-8(i)(10) when the board took action to implement the essential objective of the proposal. In *General Dynamics Corporation* (Feb. 6, 2009), for example, the Staff concurred with the company that it could omit from its proxy materials a stockholder proposal relating to a by-law amendment to permit stockholders to call a special meeting based on actions of the board of directors that substantially implemented the proposal. In *General Dynamics*, the company's by-laws did not permit stockholders to call a special meeting. A stockholder submitted a proposal requesting that the board of directors take steps to amend the by-laws and each appropriate governing document to give stockholders the power to call special meetings. After the stockholder proposal was submitted, the board of directors of General Dynamics approved an amendment to the company's by-laws substantially implementing the intent of the proposal. The Staff concurred with the company's conclusion that the stockholder proposal could be excluded under Rule 14a-8(i)(10) in light of the board action.

The Staff has also consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to exclude a proposal on the grounds that its board of directors has taken steps to authorize a company proposal to substantially implement the intent of the stockholder proposal. *See, e.g., Omnicom Group Inc.* (Mar. 29, 2011). In addition, the Staff has granted no-action relief where a board of directors is expected to take certain actions that will substantially implement the proposal and the company then supplements its request by notifying the Staff after the action has been taken by the board. *See, e.g., 3M Company* (Feb. 28, 2008) (permitting exclusion of proposal seeking amendment of governing documents to give holders of a "reasonable percentage" of outstanding common stock (but "favoring" a 10% threshold), where the board was to consider a 25% by-law amendment at an upcoming meeting); *Chevron Corp.* (Feb. 19, 2008) (permitting exclusion of shareholder proposal requesting amendment of governing documents to give holders of 10% to 25% of the outstanding common stock, where the board was expected to consider a by-law amendment at its next meeting to give the power to holders of 25% of the outstanding common stock); *Hewlett-Packard Co.* (Dec. 11, 2007). *See also Honeywell International Inc.* (Jan. 31, 2007) (permitting exclusion of a shareholder proposal requesting that any proposed or current poison pill be subject to an immediate shareholder vote where the company's by-laws required prior shareholder approval of a poison pill with only limited exceptions).

Furthermore, expected board actions that will adequately address the underlying concerns of the stockholder proposal, but require pending board and/or stockholder approval can still satisfy the requirements for exclusion of stockholder proposals as substantially implemented under Rule 14a-8(i)(10). The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a stockholder proposal on which the board of directors or the company's stockholders is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after such action has been taken. *See, e.g., Becton, Dickinson and Company* (Nov. 27, 2012) (determining that, in light of anticipated board approval and presentation of a proposal to the stockholders, supplemented by notification of board approval within two months of the date of the no-action relief request, a proposal had been substantially implemented); *Applied Materials, Inc.* (Dec. 19, 2008) (determining that, in light of anticipated board and stockholder approval, the board's expectation to approve certain amendments to the organizational documents addressing the stockholder proposal was sufficient to exclude such proposal under Rule 14a-8(i)(10)); *Sun Microsystems, Inc.* (Aug. 28, 2008); and *Johnson & Johnson* (Feb. 19, 2008). Here, in contrast, the board action is not prospective. The Board has already adopted the amendments, which would implement the essential objective of the Proposal. The By-Law amendment will become fully effective immediately following approval by the Commission.

We are aware the Staff has been unable to concur with requests to exclude somewhat similar proposals from the requesting companies' proxy materials under Rule 14a-8(i)(10). *See*, e.g., *CSX Corporation* (Mar. 13, 2008). However, the procedural provisions adopted by the Company in CSX Corporation were distinguishable from those adopted by the Company. The procedural time period limitations adopted by CSX Corporation as they related to special meetings at which shareholders might elect or remove directors would have prohibited any special meeting within 12 months after the prior annual meeting and within 90 days before the next annual meeting. Effectively, the structure of the procedural provisions in the company's by-law amendment would have acted as a substantive bar on shareholders' right to call a special meeting for the purpose of removing or electing directors in all but the most extraordinary circumstances. Unlike the circumstances presented in that letter, however, the time period limitations contained in the procedural requirements adopted by the Company in its By-Law amendments would only prohibit a special meeting request if it is delivered (i) within 90 days before an annual meeting, (ii) within 120 days after a meeting at which a similar item was considered, or (iii) when a similar item is to be considered at an upcoming meeting called by the Company. These procedural limitations are reasonable and no more onerous than necessary to promote efficiency, ensure compliance with applicable law, and facilitate timely notice of a meeting request and to provide sufficient information about the proposing stockholder(s) and the proposal to enable the Company to comply with its disclosure and other requirements under applicable law and facilitate the ability of the Company, its Board, and its stockholders to adequately assess the proposal.

V. CONCLUSION

Because (i) the Company's Board has already approved amendments to its By-Laws to permit shareholders to call a special meeting; (ii) pursuant to Section 19(b) of the Exchange Act, such proposed amendments will not become effective unless approved by the Commission or otherwise permitted in accordance with that subsection; and (iii) the Company has filed with the Commission the proposed amendments and the Commission has published notice thereof together with the terms of substance of the proposed rule change or a description of the subjects and issues involved, the Proposal has been substantially implemented. Therefore, the Company hereby respectfully requests that the Staff concur in its view that the Proposal is properly excludable under Rule 14a-8(i)(10). For the foregoing reasons, the Company requests confirmation that the Staff will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(i)(10), the Company omits the Proposal from the Company's 2014 Proxy Materials for the 2014 Annual Meeting.

Pursuant to Rule 14a-8(j), the Company is simultaneously providing a copy of this submission to Mr. Chevedden, as representative for the Proponent. The Company agrees to promptly forward to Mr. Chevedden any response from the Staff to this no-action request that the Staff transmits by facsimile or otherwise to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to contact the undersigned; Erika Moore, Associate General Counsel, by email at erika.moore@nasdaqomx.com or by phone at (301) 978-8490; or Yolanda Goettsch, Vice President and Associate General Counsel, by email at yolanda.goettsch@nasdaqomx.com or by phone at (301) 978-8486.

Sincerely,

Edward S. Knight

Enclosure

cc: Mr. John Chevedden

Appendix A

Joan Conley

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 06, 2013 11:09 PM
To: Joan Conley
Cc: Corporate Secretary
Subject: Rule 14a-8 Proposal (NDAQ)``
Attachments: CCE00009.pdf

Dear Ms. Conley,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Börje Ekholm
Chairman
NASDAQ OMX Group, Inc. (NDAQ)
One Liberty Plaza
New York NY 10006
Phone: 212 401-8700
Fax: 212-401-1024

Rule 14a-8 Proposal

Dear Mr. Ekholm,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 6, 2013
Date

cc: Joan C. Conley <Joan.Conley@nasdaqomx.com>
Joan C. Conley <corporatesecretary@nasdaqomx.com>

[NDAQ: Rule 14a-8 Proposal, December 6, 2013]
4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned regarding our executive pay – $24 million for Robert Orefield. Plus our company could give long-term incentive pay to our CEO for below-median performance. Our CEO's annual incentive pay did not rise or fall in line with annual performance.

In regard to our board of directors our chairman, Börje Ekholm, was inside- related and was potentially over-burdened with director duties at 5 companies. Thomas O'Neill was potentially over-burdened with director duties at 4 companies. John Markese had 17-years long-tenure which detracts from director independence and yet was on our audit and nomination committees.

GMI said there were limits on shareholder rights and management-controlled takeover defense mechanisms in place at NDAQ such as:
• Constituency provisions that may be invoked to deter tender offers regarded as hostile by management
• Lacks fair price provisions to help insure that all shareholders are treated fairly • Limits on the right of shareholders to take action by written consent • The absence of cumulative voting rights

On October 29, 2013, it was reported that NDAQ said human error left the U.S. exchange unable to transmit index values for nearly 45 minutes, leading to a temporary halt in options trading on some stock indexes. On May 29, 2013, the SEC said that NDAQ had agreed to pay $10 million to settle civil charges stemming from mistakes it made during Facebook's initial public offerings in 2012. GMI said NDAQ was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 99% of companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Joan Conley

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Saturday, December 07, 2013 12:04 AM
To: Joan Conley
Cc: Corporate Secretary
Subject: Rule 14a-8 Proposal, Corrected (NDAQ)``
Attachments: CCE00011.pdf

Dear Ms. Conley,
Please see the attached Rule 14a-8 Proposal, corrected.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Börje Ekholm
Chairman
NASDAQ OMX Group, Inc. (NDAQ)
One Liberty Plaza
New York NY 10006
Phone: 212 401-8700
Fax: 212-401-1024

Dear Mr. Ekholm,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner 10-16-13
Date

Kenneth Steiner
Rule 14a-8 Proponent since 1995

cc: Joan C. Conley <Joan.Conley@nasdaqomx.com>
Joan C. Conley <corporatesecretary@nasdaqomx.com>

[NDAQ: Rule 14a-8 Proposal, December 6, 2013, Corrected]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned regarding our executive pay – $24 million for Robert Orefield. Plus our company could give long-term incentive pay to our CEO for below-median performance. Our CEO's annual incentive pay did not rise or fall in line with annual performance.

In regard to our board of directors our chairman, Börje Ekholm, was inside- related and was potentially over-burdened with director duties at 5 companies. Thomas O'Neill was potentially over-burdened with director duties at 4 companies. John Markese had 17-years long-tenure which detracts from director independence and yet was on our audit and nomination committees.

GMI said there were limits on shareholder rights and management-controlled takeover defense mechanisms in place at NDAQ such as:

• Constituency provisions that may be invoked to deter tender offers regarded as hostile by management

• Lacks fair price provisions to help insure that all shareholders are treated fairly • Limits on the right of shareholders to take action by written consent • The absence of cumulative voting rights

On October 29, 2013, it was reported that NDAQ said human error left the U.S. exchange unable to transmit index values for nearly 45 minutes, leading to a temporary halt in options trading on some stock indexes. On May 29, 2013, the SEC said that NDAQ had agreed to pay $10 million to settle civil charges stemming from mistakes it made during Facebook's initial public offerings in 2012. GMI said NDAQ was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 99% of companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
Kenneth Steiner, FISMA & OMB Memorandum M-07-16 sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

Joan Conley

From: Joan Conley
Sent: Saturday, December 07, 2013 10:37 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Corporate Secretary; Joan Conley; Erika Moore
Subject: Re: Rule 14a-8 Proposal, Corrected (NDAQ)``

Good morning Mr. Chevedden,

This email is to acknowledge that I have received and will review the proposal contained in this email and return to you and your designee with any questions and to discuss next steps.

Best regards,

Joan

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Saturday, December 07, 2013 12:04 AM
To: Joan Conley
Cc: Corporate Secretary
Subject: Rule 14a-8 Proposal, Corrected (NDAQ)``

Dear Ms. Conley,
Please see the attached Rule 14a-8 Proposal, corrected.
Sincerely,
John Chevedden

Joan Conley

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, December 11, 2013 7:26 PM
To:	Joan Conley
Cc:	Corporate Secretary
Subject:	Rule 14a-8 Proposal (NDAQ) tdt
Attachments:	CCE00019.pdf

Dear Ms. Conley,
Attached is the rule 14a-8 proposal stock ownership letter.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner

TD Ameritrade

December 10, 2013

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since October 1, 2012, you have continuously held no less than 500 shares each of ALLSTATE CORP (ALL), JP MORGAN CHASE & C (JPM), SPRINT CORP (S), WENDY'S COMPANY (WEN), INTERPUBLIC GROUP COS INC (IPG), NASDAQ OMX GROUP INC (NDAQ), SUNEDISON INC (SUNE), SPARK NETWORKS INC (LOV), FERRO CORP (FOE), and EXXON MOBIL CORPORATION (XOM) in the above referenced account..

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Mark Bell
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

Joan Conley

From: Joan Conley on behalf of Corporate Secretary
Sent: Monday, December 16, 2013 8:18 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Corporate Secretary; Joan Conley
Subject: RE: Rule 14a-8 Proposal (NDAQ) tdt

Dear Mr. Chevedden,

Thank you for providing the stock ownership letter.

Best regards,

Joan Conley

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 11, 2013 7:26 PM
To: Joan Conley
Cc: Corporate Secretary
Subject: Rule 14a-8 Proposal (NDAQ) tdt

Dear Ms. Conley,
Attached is the rule 14a-8 proposal stock ownership letter.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Joan Conley

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 16, 2013 6:04 PM
To: Joan Conley
Subject: Rule 14a-8 Proposal (NDAQ)

Dear Ms. Conley, Thank you for the telephone call. Did you mention the date that SEC approval was requested. Has there been any activity such as questions from the SEC or have things been completely dormant.
Sincerely,
John Chevedden

Joan Conley

From: Joan Conley
Sent: Monday, December 16, 2013 6:21 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Joan Conley
Subject: RE: Rule 14a-8 Proposal (NDAQ)

Dear Mr. Chevedden,

Thank you for taking the time to speak with me this afternoon regarding NASDAQ OMX governance matters, notably our by-law amendment pertaining to our stockholders' ability to call a special meeting.

In response to your question, we spoke to the SEC prior to submitting the rule filing containing the by-law amendment pertaining to stockholders right to call a special meeting. Our conversations took place over a couple of months during which we addressed the SEC's comments and questions. We wanted to ensure full acceptance of the rule filing by the SEC prior to publication.

The SEC published the rule filing containing the proposed by-law amendment for notice and comment in late November 2013, and barring any unforeseen comments, we expect approval by the end of January 2014. We do not expect, nor have we received, any questions or comments from the SEC during this open comment period. We optimistically look forward to a January 2014 SEC approval.

Please let me know if I can provide you with any further information on the timeline for SEC approval. I am also available via email or phone if you wish to speak in person.

Best regards,

Joan Conley

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 16, 2013 6:04 PM
To: Joan Conley
Subject: Rule 14a-8 Proposal (NDAQ)

Dear Ms. Conley, Thank you for the telephone call. Did you mention the date that SEC approval was requested. Has there been any activity such as questions from the SEC or have things been completely dormant.
Sincerely,
John Chevedden

Joan Conley

From:	Joan Conley
Sent:	Tuesday, December 24, 2013 9:32 AM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Joan Conley
Subject:	Thank you and Happy Holidays

Dear Mr. Chevedden,

Thank you for taking time to speak with me yesterday on the status of the NASDAQ OMX Rule filing pending approval at the SEC. We anxiously await the SEC approval of the by-law amendment pertaining to our stockholders' ability to call a special meeting. As I mention, barring any unforeseen comments, we expect approval by the end of January 2014. We will obtain a status update from the SEC the week of January 6, 2013 of which I will share with you.

In the meantime, I hope you enjoy a lovely restful holiday and a wonderful New Year.

Best regards,

Joan Conley

Joan C.Conley
NASDAQ OMX
Senior Vice President and Corporate Secretary
Office of the General Counsel

Direct: +1-301-978-8735
Mobile +1-202-669-1402
Fax: + 1-303-978-5055

805 King Farm Blvd Rockville, Maryland 20850
One Liberty Plaza New York, New York 10006

joan.conley@nasdaqomx.com
www.nasdaqomx.com

Appendix B

OMB APPROVAL
OMB Number: 3235-0045 Estimated average burden hours per response...........38

Required fields are shown with yellow backgrounds and asterisks.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 19b-4

File No.* SR - 2013 - * 148
Amendment No. (req. for Amendments *)

Filing by NASDAQ Stock Market

Pursuant to Rule 19b-4 under the Securities Exchange Act of 1934

Initial *	Amendment *	Withdrawal	Section 19(b)(2) *	Section 19(b)(3)(A) *	Section 19(b)(3)(B) *
☑	☐	☐	☑	☐	☐

Pilot ☐

Extension of Time Period for Commission Action * ☐

Date Expires *

Rule
- 19b-4(f)(1)
- 19b-4(f)(2)
- 19b-4(f)(3)
- 19b-4(f)(4)
- 19b-4(f)(5)
- 19b-4(f)(6)

Notice of proposed change pursuant to the Payment, Clearing, and Settlement Act of 2010

Section 806(e)(1) Section 806(e)(2)

Security-Based Swap Submission pursuant to the Securities Exchange Act of 1934

Section 3C(b)(2)

Exhibit 2 Sent As Paper Document Exhibit 3 Sent As Paper Document

Description

Provide a brief description of the action (limit 250 characters, required when Initial is checked *).

A proposed rule change to amend the Restated Certificate of Incorporation and By-Laws of The NASDAQ OMX Group, Inc.

Contact Information

Provide the name, telephone number, and e-mail address of the person on the staff of the self-regulatory organization prepared to respond to questions and comments on the action.

First Name * Erika Last Name * Moore
Title * Associate General Counsel
E-mail * erika.moore@nasdaqomx.com
Telephone * (301) 978-8490 Fax (301) 978-8472

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934,

has duly caused this filing to be signed on its behalf by the undersigned thereunto duly authorized.

Date 11/27/2013

By Edward S. Knight
(Name *)

(Title *)
Executive Vice President and General Counsel

NOTE: Clicking the button at right will digitally sign and lock this form. A digital signature is as legally binding as a physical signature, and once signed, this form cannot be changed.

Persona Not Validated - 1383935917270,

Required fields are shown with yellow backgrounds and asterisks.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

For complete Form 19b-4 instructions please refer to the EFFS website.

Form 19b-4 Information * Add Remove View	The self-regulatory organization must provide all required information, presented in a clear and comprehensible manner, to enable the public to provide meaningful comment on the proposal and for the Commission to determine whether the proposal is consistent with the Act and applicable rules and regulations under the Act.
Exhibit 1 - Notice of Proposed Rule Change * Add Remove View	The Notice section of this Form 19b-4 must comply with the guidelines for publication in the Federal Register as well as any requirements for electronic filing as published by the Commission (if applicable). The Office of the Federal Register (OFR) offers guidance on Federal Register publication requirements in the Federal Register Document Drafting Handbook, October 1998 Revision. For example, all references to the federal securities laws must include the corresponding cite to the United States Code in a footnote. All references to SEC rules must include the corresponding cite to the Code of Federal Regulations in a footnote. All references to Securities Exchange Act Releases must include the release number, release date, Federal Register cite, Federal Register date, and corresponding file number (e.g., SR-[SRO] -xx-xx). A material failure to comply with these guidelines will result in the proposed rule change being deemed not properly filed. See also Rule 0-3 under the Act (17 CFR 240.0-3)
Exhibit 1A- Notice of Proposed Rule Change, Security-Based Swap Submission, or Advance Notice by Clearing Agencies Add Remove View	The Notice section of this Form 19b-4 must comply with the guidelines for publication in the Federal Register as well as any requirements for electronic filing as published by the Commission (if applicable). The Office of the Federal Register (OFR) offers guidance on Federal Register publication requirements in the Federal Register Document Drafting Handbook, October 1998 Revision. For example, all references to the federal securities laws must include the corresponding cite to the United States Code in a footnote. All references to SEC rules must include the corresponding cite to the Code of Federal Regulations in a footnote. All references to Securities Exchange Act Releases must include the release number, release date, Federal Register cite, Federal Register date, and corresponding file number (e.g., SR-[SRO] -xx-xx). A material failure to comply with these guidelines will result in the proposed rule change, security-based swap submission, or advance notice being deemed not properly filed. See also Rule 0-3 under the Act (17 CFR 240.0-3)
Exhibit 2 - Notices, Written Comments, Transcripts, Other Communications Add Remove View Exhibit Sent As Paper Document ☐	Copies of notices, written comments, transcripts, other communications. If such documents cannot be filed electronically in accordance with Instruction F, they shall be filed in accordance with Instruction G.
Exhibit 3 - Form, Report, or Questionnaire Add Remove View Exhibit Sent As Paper Document ☐	Copies of any form, report, or questionnaire that the self-regulatory organization proposes to use to help implement or operate the proposed rule change, or that is referred to by the proposed rule change.
Exhibit 4 - Marked Copies Add Remove View	The full text shall be marked, in any convenient manner, to indicate additions to and deletions from the immediately preceding filing. The purpose of Exhibit 4 is to permit the staff to identify immediately the changes made from the text of the rule with which it has been working.
Exhibit 5 - Proposed Rule Text Add Remove View	The self-regulatory organization may choose to attach as Exhibit 5 proposed changes to rule text in place of providing it in Item I and which may otherwise be more easily readable if provided separately from Form 19b-4. Exhibit 5 shall be considered part of the proposed rule change.
Partial Amendment Add Remove View	If the self-regulatory organization is amending only part of the text of a lengthy proposed rule change, it may, with the Commission's permission, file only those portions of the text of the proposed rule change in which changes are being made if the filing (i.e. partial amendment) is clearly understandable on its face. Such partial amendment shall be clearly identified and marked to show deletions and additions.

1. Text of the Proposed Rule Change

(a) The NASDAQ Stock Market LLC ("Nasdaq" or "Exchange"), pursuant to Section 19(b)(1) of the Securities Exchange Act of 1934 ("Act")[1] and Rule 19b-4 thereunder,[2] is filing with the Securities and Exchange Commission ("SEC" or "Commission") a proposed rule change with respect to amendments of the Restated Certificate of Incorporation (the "Charter") and By-Laws (the "By-Laws") of its parent corporation, The NASDAQ OMX Group, Inc. ("NASDAQ OMX" or the "Company").

A notice of the proposed rule change for publication in the Federal Register is attached hereto as Exhibit 1.

The text of the proposed rule change is attached as Exhibit 5.

(b) Not applicable.

(c) Not applicable.

2. Procedures of the Self-Regulatory Organization

NASDAQ OMX's Board of Directors (the "Board") approved the proposed rule change on February 20, 2013, March 26, 2013 and November 19, 2013. At the annual meeting of stockholders held on May 22, 2013, NASDAQ OMX's stockholders approved the proposed amendments to the Charter, other than the elimination of the Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (the "Certificate of Designation"). None of the remaining proposals require stockholder approval.[3]

---

1 15 U.S.C. 78s(b)(1).

2 17 CFR 240.19b-4.

3 Under Delaware law, the elimination of the Certificate of Designation is deemed to be an amendment to NASDAQ OMX's Charter; however, since the amendment

As provided in the Charter and By-Laws, proposed amendments to the Charter and By-Laws are to be reviewed by the Board of Directors of each self-regulatory subsidiary of NASDAQ OMX, and if any such proposed amendment must, under Section 19 of the Act and the rules promulgated thereunder, be filed with, or filed with and approved by, the Commission before such amendment may be effective, then such amendment shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.[4] Accordingly, the Boards of Directors of NASDAQ OMX BX, Inc. ("BX"), the Exchange and NASDAQ OMX PHLX LLC ("Phlx") approved the proposed rule change on August 20, 2013, and the Boards of Directors of the Boston Stock Exchange Clearing Corporation ("BSECC") and the Stock Clearing Corporation of Philadelphia ("SCCP") approved the proposed rule change on August 1, 2013. Each such board has determined that the proposed rule change should be filed with the Commission.

No other action is necessary for the filing of the rule change. The proposed amendments will be implemented on a date designated by NASDAQ OMX following approval by the Commission.

Questions and comments on the proposed rule change may be directed to Erika J. Moore, Associate General Counsel, The NASDAQ OMX Group, Inc., at +1 301 978 8490.

---

is limited in scope, it does not require the approval of NASDAQ OMX's stockholders. See Section 151(g) of the Delaware General Corporation Law (the "DGCL"). In addition, NASDAQ OMX's By-Laws may be amended by NASDAQ OMX's Board without stockholder approval. See Section 11.2 of the By-Laws.

4 See Article Eighth, Paragraph B and Article Ninth, Paragraph B of the Charter and Sections 11.3 and 12.6 of the By-Laws.

3. Self-Regulatory Organization's Statement of the Purpose of, and Statutory Basis for, the Proposed Rule Change

a. Purpose

NASDAQ OMX is proposing to make certain amendments to its Charter and By-Laws.

(i) Background

At NASDAQ OMX's 2012 annual meeting held on May 22, 2012, NASDAQ OMX's stockholders considered two proposals submitted by individual stockholders. The first proposal, which passed with 68% of the votes cast, requested that NASDAQ OMX's Board take steps to replace each supermajority voting standard in the Charter and By-Laws[5] with a voting standard requiring a "majority of votes cast." The second proposal, which did not pass but received 49% of the votes cast, requested that NASDAQ OMX's Board take steps to enable stockholders having at least one-tenth of NASDAQ OMX's voting power to call a special meeting of stockholders.

Following the 2012 annual meeting, the Nominating & Governance Committee of NASDAQ OMX's Board reviewed the voting results on the two stockholder proposals and discussed the stockholder voting standards and rights contemplated by the Charter and By-Laws. Following this review, the Nominating & Governance Committee recommended to the Board, and the Board approved, certain changes to the Charter and By-Laws to address the two stockholder proposals and make other changes. NASDAQ OMX now proposes to make these changes, which are described further below.

(ii) Proposed Amendments to Charter

---

5 These provisions, which are described further below, require the affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares of NASDAQ OMX's capital stock to approve certain actions.

(a) Removal and Replacement of Supermajority Voting Requirements

To respond to feedback from its stockholders, NASDAQ OMX proposes to replace each supermajority voting requirement in the Charter with a "majority of outstanding shares" voting requirement. The Charter currently includes the following three supermajority voting requirements.

- Removal of Directors. Article Fifth, Paragraph D provides that, except for directors elected by the holders of any series of preferred stock, any director, or the entire Board, may be removed from office at any time, but only by the affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares of NASDAQ OMX's capital stock entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class.

- Adoption, Alteration, Amendment and Repeal of By-Laws. Article Eighth, Paragraph A provides that the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding Voting Stock, voting together as a single class, shall be required in order for the stockholders to adopt, alter, amend or repeal any By-Law.

- Adoption, Alteration, Amendment and Repeal of Certain Charter Provisions. Article Ninth, Paragraph A provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with paragraph C of Article Fourth,[6] Article Fifth,[7] Article Seventh,[8] Article Eighth[9] or Article Ninth of the Charter.[10]

---

6 Paragraph C of Article Fourth sets forth the 5% voting limitation, which provides that holders of NASDAQ OMX's voting securities may not cast votes in excess of 5% of NASDAQ OMX's outstanding voting securities. To be clear, NASDAQ

In each of the three provisions described above, NASDAQ OMX proposes to remove the requirement for an affirmative vote of at least 66 2/3% of the total voting power of the Voting Stock and replace it with a voting standard requiring the affirmative vote of a majority of the outstanding Voting Stock. In developing this proposal, NASDAQ OMX considered the relative weight of the arguments for and against supermajority voting requirements. Historically, supermajority voting requirements have protected corporations against coercive takeover tactics by requiring broad stockholder support for certain types of transactions or governance changes. However, in recent years, corporate governance standards have evolved, and many stockholder rights advocates argue that supermajority voting requirements limit stockholders' participation in corporate governance. NASDAQ OMX believes that while it is important to protect against coercive takeover tactics, it is also critically important to obtain stockholder input and respond to stockholder concerns about corporate governance.

OMX is not proposing any change to the 5% voting limitation itself. NASDAQ OMX only proposes that any future amendment of the 5% voting limitation will require the approval of stockholders holding a majority of the outstanding shares, rather than stockholders holding 66 2/3% of the outstanding shares.

7 Article Fifth includes certain provisions relating to the Board, such as Board size and director elections.

8 Article Seventh prohibits stockholder action by written consent.

9 Article Eighth establishes the procedures to adopt, alter, amend or repeal the By-Laws.

10 Article Ninth establishes the procedures to adopt, alter, amend or repeal the Charter.

NASDAQ OMX believes that the proposed "majority of outstanding shares" voting requirement will continue to provide some protection against proposals that are harmful to the stockholders. While this requirement is less difficult to satisfy than a supermajority voting requirement, it is more difficult to satisfy than a "majority of votes cast" requirement, which NASDAQ OMX considered as an alternate option. NASDAQ OMX believes that a "majority of outstanding shares" standard is a balanced outcome that responds to stockholder feedback while appropriately maintaining NASDAQ OMX's defensive posture against hostile takeovers.

(b) Non-Substantive Changes

NASDAQ OMX also proposes to amend and restate the Charter to make other non-substantive changes. Specifically, the proposal deletes obsolete references to the following:

- the 3.75% Series A Convertible Notes due 2012 and the 3.75% Series B Convertible Notes due 2012, which are no longer outstanding, in Article Fourth, Paragraph C and Article Eleventh;
- a voting trust agreement, which is no longer in effect, in Article Fourth, Paragraph C(3)(b)(iii);
- ownership of NASDAQ OMX securities by the National Association of Securities Dealers, Inc., certain affiliates of Hellman & Friedman LLC, and certain affiliates of Silver Lake, none of which currently own any NASDAQ OMX securities, in Article Fourth, Paragraph C(6);[11] and

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11 NASDAQ OMX notes that the remaining text of Article Fourth, Paragraph C(6) of the Charter includes an obsolete cross-reference to Section 6(b) of Article Fourth, Paragraph C in the second sentence, which begins "The Board, however,

- the phase-out of the classified board structure, which was complete in 2007, in Article Fifth, Paragraph B.

In Article Fifth, Paragraph B, the proposal also clarifies that the election of directors by stockholders shall occur at an annual or special meeting. The proposal corrects a typographical error in Article Fifth, Paragraph A and renumbers the provisions of the Charter, where necessary following the other amendments. Finally, the proposal amends the introductory and concluding language of the Charter to incorporate language

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may not approve an exemption under Section 6(b)...." NASDAQ OMX cannot correct this cross-reference, which should refer to Section 6 without further reference to a subsection (b), without seeking further approval of its stockholders, which would require NASDAQ OMX to call and hold a stockholder meeting. Generally, NASDAQ OMX holds stockholder meetings, which are time consuming and expensive, only once or twice a year. Moreover, it is atypical of a large public company like NASDAQ OMX to submit a proposal to its stockholders solely to correct a cross-reference in its Charter. However, NASDAQ OMX believes, following consultation with outside counsel, that it is clear, based on the drafting history of this provision, that the intent of the cross-reference is to refer to Section 6 of Article Fourth, Paragraph C of the Charter. In other words, the second sentence of Article Fourth, Paragraph C(6) should read: "The Board, however, may not approve an exemption under Section 6: (i) for a registered broker or dealer or an Affiliate thereof or (ii) an individual or entity that is subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act." Under no circumstances will NASDAQ OMX read the obsolete cross-reference to imply that the Board could grant an exemption to the ownership limitation in Article Fourth, Paragraph C(6) of the Charter for a registered broker or dealer or an Affiliate thereof, or an individual or entity that is subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act. NASDAQ OMX also notes that it is proposing amendments to Section 12.5 of the By-Laws to eliminate cross-references to subsection (b) of Article Fourth, Paragraph C(6) of the Charter. Finally, NASDAQ OMX notes that there are some differences in language between the second sentence of Article Fourth, Paragraph C(6) of the Charter and the second sentence of Section 12.5 of the By-Laws. To the extent that these differences would cause a difference in interpretation, NASDAQ OMX notes, following consultation with outside counsel, that the Charter language shall prevail. As soon as feasible, NASDAQ OMX plans to present a proposal to the stockholders to conform this provision of the Charter to the By-Laws.

that will be required under Delaware law when the amended and restated Charter is filed with the Secretary of State of the State of Delaware.[12]

The amendment and restatement of the Charter to incorporate these non-substantive changes will simplify and streamline the document.

(iii) Proposed Elimination of Certificate of Designation

NASDAQ OMX proposes to eliminate its Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (the "Series A Convertible Preferred Stock"), and all matters set forth therein. The Series A Convertible Preferred Stock was created in 2009 to facilitate the conversion of certain notes into common stock.[13] The Company authorized 2 million shares of the Series A Convertible Preferred Stock and immediately issued 1.6 million of those shares to the converting noteholders.

In 2010, following stockholder approval, all 1.6 million issued shares of the Series A Convertible Preferred Stock were converted into common stock. Since then, no shares of the Series A Convertible Preferred Stock have been outstanding, and the Company has no intention to issue further shares of this series.

As a clean-up matter, the Company seeks to file a certificate of elimination with the Secretary of State of the State of Delaware to eliminate the Series A Convertible Preferred Stock. Under Delaware law, a certificate of elimination is deemed to be an

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12 See Sections 242 and 245 of the DGCL.

13 See Securities Exchange Act Release No. 60845 (October 20, 2009), 74 FR 55078 (October 26, 2009) (SR-BX-2009-061, SR-NASDAQ-2009-087, SR-Phlx-2009-88); see also Securities Exchange Act Release No. 61000 (November 13, 2009), 74 FR 61390 (November 24, 2009) (SR-BSECC-2009-005); see also Securities Exchange Act Release No. 61001 (November 13, 2009), 74 FR 61391 (November 24, 2009) (SR-SCCP-2009-04).

amendment to NASDAQ OMX's Charter; however, since the amendment is limited in scope, it does not require the approval of NASDAQ OMX's stockholders.[14]

(iv) Proposed Amendments to the By-Laws

(a) Special Meetings of Stockholders

Current Section 3.2 of NASDAQ OMX's By-Laws provides that only NASDAQ OMX may call special meetings of its stockholders.[15] To respond to feedback from its stockholders, as discussed above, NASDAQ OMX proposes to delete this provision and replace it with language that will allow NASDAQ OMX's stockholders to call special meetings after following particular procedures. Similar to the elimination of supermajority voting requirements, which is discussed above, the implementation of the right of stockholders to call a special meeting has received recent attention from investor and corporate governance advocates. These advocates argue that such a right will enable stockholders to raise and act on matters that arise between annual meetings.

Following discussions with some of its stockholders, NASDAQ OMX agrees that it is appropriate to allow stockholders who meet certain procedural requirements to call a special meeting. In proposing these procedural requirements, NASDAQ OMX's goals are to ensure timely notice of a meeting request and to gather sufficient information about the proposing stockholder(s) and the proposal. Among other things, this information will ensure that NASDAQ OMX is able to comply with its disclosure and other requirements under applicable law and that NASDAQ OMX, its Board and its stockholders are able to

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14 See Section 151(g) of the DGCL.

15 Under Delaware law, special meetings of a corporation's stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or the bylaws. See Section 211(d) of the DGCL.

assess the proposal adequately. The proposed procedural requirements are set forth below.

First, proposed Section 3.2(a) provides that special meetings of NASDAQ OMX's stockholders may only be called: (i) at any time by NASDAQ OMX's Board pursuant to a resolution adopted by a majority of the total number of directors NASDAQ OMX would have if there were no vacancies; and (ii) by NASDAQ OMX's Corporate Secretary following the receipt of a written request in proper form for a special meeting (a "Special Meeting Request") by one or more stockholders. Such stockholders (the "Requisite Holders") must hold of record, in the aggregate, at least 15 percent of NASDAQ OMX's outstanding shares of capital stock entitled to vote on matters to be brought before the special meeting (the "Requisite Percentage"). Such shares must be "Net Long Shares,"[16] and the Requisite Holders must have held the shares continuously

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16 For purposes of determining Requisite Holders under proposed Section 3.2, "Net Long Shares" shall be limited to the number of shares beneficially owned, directly or indirectly, by any stockholder or beneficial owner that constitute such person's "net long position" as defined in Rule 14e–4 under the Act, provided that (A) for the purposes of this definition, references in the rule to "the date the tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired" shall be the date of the relevant Special Meeting Request and all dates in the one year period prior thereto, the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of NASDAQ OMX's capital stock on NASDAQ on such date (or, if such date is not a trading day, the next succeeding trading day), the "person whose securities are the subject of the offer" shall refer to NASDAQ OMX, a "subject security" shall refer to the issued and outstanding voting stock of NASDAQ OMX; and (B) the net long position of such stockholder shall be reduced by any shares as to which such person does not have the right to vote or direct the vote at the proposed special meeting or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares. In addition, to the extent any affiliates of the stockholder or beneficial owner are acting in concert with the stockholder or beneficial owner with respect to the calling of the special meeting, the

for at least one year as of the date of the Special Meeting Request. Whether shares constitute Net Long Shares shall ultimately be decided by NASDAQ OMX's Board in its reasonable determination. The intent of the requirement for stockholders to maintain a "net long position" is to limit the ability to call a special meeting to stockholders that have long-term record and economic positions in NASDAQ OMX.

Proposed Section 3.2(a) also sets forth the procedures for determining whether a special meeting has been requested by Requisite Holders representing in aggregate at least the Requisite Percentage if multiple Special Meeting Requests are delivered to NASDAQ OMX's Corporate Secretary. Multiple requests will be considered together only if: (i) each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the requested special meeting (in each case as determined in good faith by NASDAQ OMX's Board); and (ii) such Special Meeting Requests have been dated and delivered to NASDAQ OMX's Corporate Secretary within 60 days of the earliest dated Special Meeting Request. NASDAQ OMX believes these procedures are reasonable and clear and notes that they grant only limited discretion to NASDAQ OMX's Board in determining whether Special Meeting Requests will be considered together.

Pursuant to proposed Section 3.2(b), if a Special Meeting Request is in proper form, NASDAQ OMX's Board shall determine the place, if any, date and time of the special meeting, and NASDAQ OMX's Corporate Secretary shall call the special meeting within 120 days after the date the Special Meeting Request was delivered. However,

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determination of Net Long Shares may include the effect of aggregating the Net Long Shares (including any negative number) of such affiliate or affiliates. See proposed Section 3.2(a) of the By-Laws.

NASDAQ OMX's Board may, in lieu of calling a special meeting, present an identical or substantially similar item of business (a "Similar Item"),[17] as determined in good faith by NASDAQ OMX's Board, for stockholder approval at any other meeting of the stockholders that is held not less than 120 days after the delivery of the Special Meeting Request. The intent of this provision is to save NASDAQ OMX the time and expense of calling and holding a special meeting if NASDAQ OMX intends to hold a separate stockholders' meeting within 120 days. In fixing the place, if any, date and time for any special meeting, NASDAQ OMX's Board may consider such factors as it deems relevant in its business judgment, including the nature of the matters to be considered, the facts and circumstances surrounding any request for a meeting and any plan of the Board to call an annual meeting or a special meeting.

Proposed Section 3.2(c) sets forth certain limitations on Special Meeting Requests. Specifically, a Special Meeting Request will not be valid if:

- it relates to an item of business that is not a proper subject for stockholder action under applicable law;
- it is delivered during the period commencing 90 days prior to the one-year anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting;
- a Similar Item was presented at any meeting of stockholders held within 120 days prior to the date on which the Special Meeting Request was delivered; or

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17 Under proposed Section 3.2(b) of the By-Laws, the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the nomination, election or removal of directors.

- a Similar Item is included in NASDAQ OMX's notice of meeting as an item of business to be presented at a stockholder's meeting that has been called but not yet held.

The Board may adjourn or reschedule any previously scheduled special meeting of the stockholders. NASDAQ OMX believes the subject matter limitations set forth in proposed Section 3.2(c) are appropriate in order to comply with applicable law and to prevent multiple considerations of the same item of business. NASDAQ OMX believes the time limits set forth in proposed Section 3.2(c) are appropriate to ensure that NASDAQ OMX is not required to incur the time and expense of calling and holding a special meeting of stockholders immediately prior to an upcoming annual meeting of stockholders or if a Similar Item of business already has been presented at a recent stockholders' meeting.

To be in proper form, a Special Meeting Request must comply with certain requirements, as described further below.[18] NASDAQ OMX's Board will have the sole discretion to determine whether a Special Meeting Request is in proper form.[19] Proposed Section 3.2(d) sets forth the requirements for a Special Meeting Request to be in proper form. These proposed requirements will ensure that NASDAQ OMX has sufficient information to comply with its disclosure requirements under applicable law and that the Requisite Holders maintain a sufficient ownership level through the date of the special meeting. Specifically, a Special Meeting Request shall:

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18 See proposed Section 3.2(a) of the By-Laws.

19 Id.

- be in writing, signed by each Requesting Person[20] and delivered to NASDAQ OMX's Corporate Secretary at NASDAQ OMX's principal executive offices;

- set forth certain information with respect to (i) each person the Requesting Person proposes to nominate for director, (ii) any business the Requesting Person proposes to bring before the meeting and (iii) each Requesting Person;[21] and

- include (i) an agreement by each Requisite Holder to immediately deliver written notice to NASDAQ OMX's Corporate Secretary in the case of any disposition, on or prior to the record date for the special meeting, of any shares of NASDAQ OMX's capital stock held of record by such Requisite Holder and (ii) an acknowledgement that (1) any such disposition shall be deemed a revocation of the Special Meeting Request to the extent of such disposition and (2) if, following such deemed revocation, the Requisite Holders hold of record, in the aggregate, less than the Requisite Percentage of the voting power of all outstanding shares of NASDAQ OMX's capital stock entitled to vote generally in the election of directors, NASDAQ OMX shall have no obligation to hold the special meeting.

Proposed Section 3.2(f) provides that at any special meeting of the stockholders, the only business to be conducted or considered will have been specified in the notice of meeting (or any supplement thereto) given by or at the direction of NASDAQ OMX's

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20 "Requesting Person" means (i) each Requisite Holder, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the Special Meeting Request is being delivered to NASDAQ OMX's Corporate Secretary and (iii) any affiliate or associate of such stockholder or beneficial owner. <u>See</u> proposed Section 3.2(e) of the By-Laws.

21 The information required is the same information required from Proposing Persons with respect to nominations or items of business to be brought before an annual meeting of stockholders and is described in detail in Section (iv)(b) below.

Board or Corporate Secretary, as the case may be. In any event, however, NASDAQ OMX's Board may submit its own proposal or proposals for consideration at a special meeting. Except as otherwise allowed under proposed Section 3.2, stockholders will not be permitted to propose business to be brought before a special meeting of the stockholders. NASDAQ OMX believes these provisions are reasonable and necessary to limit the items of business that may be considered at a special meeting to those that were proposed by the Company, the Board or stockholders that comply with the requirements and procedures set forth in the By-Laws.

Proposed Section 3.2(g) will require the Requisite Holders giving a Special Meeting Request to further update and supplement the request, if necessary, so that the information in the request is true and correct as of the record date for the special meeting and as of the 10th business day prior to the special meeting or any adjournment or postponement thereof. This requirement will ensure that NASDAQ OMX, its Board and its other stockholders are notified of changes to the information they will consider in assessing a proposed item of business prior to the special meeting. In the case of an update and supplement required to be made as of the record date, the update and supplement must be delivered to NASDAQ OMX's Corporate Secretary no later than the fifth business day after the record date for the special meeting. In the case of an update and supplement required to be made as of the 10th business day prior to the special meeting or any adjournment or postponement thereof, the update and supplement must be delivered to NASDAQ OMX's Corporate Secretary no later than the eighth business day prior to the date for the special meeting or, if practical, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the special meeting has been adjourned or postponed).

Proposed Section 3.2(h) will allow the Requisite Holders to revoke a Special Meeting Request by written revocation delivered to NASDAQ OMX at any time prior to the special meeting requested. However, NASDAQ OMX's Board will have the discretion to determine whether or not to proceed with the special meeting. The Board might wish to continue with the special meeting if, for example, the Company has already spent the time and expense required to call the meeting or if the agenda for the meeting includes items other than those proposed in the Special Meeting Request.

Finally, NASDAQ OMX proposes to designate as Section 3.2(i) existing text that sets forth the requirements for stockholders to submit nominees for election as directors at certain stockholder meetings. NASDAQ OMX further proposes to make a minor change to this text to clarify that NASDAQ OMX's Board, rather than the Company itself, will call a special meeting on behalf of the Company.

(b) Annual Meetings of Stockholders

Section 3.1 of NASDAQ OMX's By-Laws, which is the "advance notice" provision,[22] requires stockholders to notify NASDAQ OMX, during a specified period in advance of an annual meeting, of their intention to nominate one or more persons for election to the Board or to present a business proposal for consideration by the stockholders at the meeting. While designing the proposed procedural requirements for

22 "Advance notice" provisions allow stockholder(s) to bring business before an annual meeting of stockholders, but set forth procedural requirements to ensure that companies and boards have sufficient information about the proposal and the proposing stockholder(s), as well as adequate time to consider the proposal, by requiring the proposing stockholder(s) to give advance notice of the intention to bring the proposal before the annual meeting.

stockholders to call a special meeting, as outlined above, NASDAQ OMX evaluated the existing procedural requirements for stockholders to bring business before an annual meeting. NASDAQ OMX is therefore proposing changes to some of these procedures to enhance them and conform them, in some cases, to the procedures relating to special meetings. Generally, the proposed amendments add requirements for extensive disclosures by proposing stockholders about themselves, any proposed nominees for director and any proposed items of business to be brought before a meeting. The specific amendments are discussed in detail below.

First, Section 3.1(a) of the By-Laws currently states that nominations of persons for election to NASDAQ OMX's Board and the proposal of other business to be considered by the stockholders at an annual meeting of stockholders may be made only: (i) pursuant to the Company's notice of meeting (or any supplement thereto); (ii) by or at the direction of NASDAQ OMX's Board or its Nominating & Governance Committee; or (iii) by any stockholder of the Company that meets certain requirements. These requirements state that the stockholder must: (i) be a stockholder of record at the time of delivery of notice to the Company of nominees or other business to be conducted at the meeting; (ii) be entitled to vote at the meeting; and (iii) comply with the notice procedures set forth in the By-Laws. NASDAQ OMX proposes to add a parenthetical to the requirement that a stockholder must be a stockholder of record to clarify that a nomination or proposal of other business may be made on behalf of a beneficial owner, if different from the stockholder of record, only if the beneficial owner is the beneficial owner of NASDAQ OMX shares. This modification will clarify that both record and beneficial owners of NASDAQ OMX stock have the right to propose nominees or business to be considered at an annual meeting. NASDAQ OMX further proposes that a stockholder who proposes nominees or business to be considered at an annual meeting must hold shares in the Company at the time of the meeting, in addition to the time of delivery of the required notice to the Company. This will ensure that a stockholder retains an interest in the Company until the meeting at which the stockholder's nominee or other business is considered. Finally, NASDAQ OMX proposes to number the procedural requirements for stockholders who propose nominees or business to make them easier to understand.

Currently, Section 3.1(b) of the By-Laws sets forth the requirements for a stockholder's notice to NASDAQ OMX of nominations or other business to be considered at an annual meeting. NASDAQ OMX proposes certain amendments to this section to ensure that NASDAQ OMX has sufficient information about such nominations or other business proposed by a stockholder to enable the Company, the Board and the other stockholders to assess a position on the nominations or other business. The additional information requirements will also ensure that NASDAQ OMX can make adequate disclosures to its stockholders and comply with requirements under applicable law.

Specifically, NASDAQ OMX proposes an amendment to the first paragraph of this section to require a stockholder who provides a notice relating to a nomination to include with the notice, a completed and signed questionnaire, representation and agreement relating to the nominee(s) for director.[23] NASDAQ OMX also proposes to require a stockholder who provides a notice to further update and supplement the notice,

23 The contents of and rationale for the questionnaire, representation and agreement are discussed further in Section (iv)(c) below.

if necessary, so that the information in the notice is true and correct as of the record date for the annual meeting and as of the 10th business day prior to the annual meeting or any adjournment or postponement thereof.[24] This requirement will ensure that NASDAQ OMX, its Board and its other stockholders are notified of changes to the information they will consider in assessing a proposed item of business prior to the annual meeting. In the case of an update and supplement required to be made as of the record date, the update and supplement must be delivered to NASDAQ OMX's Corporate Secretary no later than the fifth business day after the record date for the annual meeting. In the case of an update and supplement required to be made as of the 10th business day prior to the annual meeting or any adjournment or postponement thereof, the update and supplement must be delivered to NASDAQ OMX's Corporate Secretary no later than the eighth business day prior to the date for the annual meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the annual meeting has been adjourned or postponed).

Section 3.1(b)(i) of the By-Laws currently sets forth the information that a stockholder must provide to NASDAQ OMX about each person whom the stockholder proposes to nominate for election as a director. NASDAQ OMX proposes changes to this section to use the defined term "Proposing Person" instead of stockholder,[25] to

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24 NASDAQ OMX notes that this proposal is similar to proposed Section 3.2(g) of the By-Laws, which requires updates and supplements to a stockholder notice relating to a special meeting. This proposed change is discussed further in Section (iv)(a) above.

25 "Proposing Person" means (i) the stockholder providing the notice of business or the notice of the nomination, as applicable, proposed to be brought before an annual meeting, (ii) any beneficial owner or beneficial owners, if different, on whose behalf such business is proposed to be brought before the meeting or the notice of the nomination proposed to be made at the meeting is made, as

require information with respect to nominees for reelection as well as nominees for election, to correct a reference to the Act and to add numbering and other organizational changes to make the requirements easier to read and understand. NASDAQ OMX also proposes to require the same information with respect to a proposed nominee that will be required with respect to a Proposing Person, as discussed further below. In addition, NASDAQ OMX proposes to add two new informational requirements for proposed nominees, including:

- a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any Proposing Person, on the one hand, and such proposed nominee and any of his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Requesting Person were the "registrant" for purposes of such rule and the proposed nominee were a director or executive officer of such registrant; and
- a completed and signed questionnaire, representation and agreement.[26]

Finally, NASDAQ OMX proposes to add a catch-all provision to Section 3.1(b)(i) of the By-Laws that will allow the Company to require any proposed nominee to furnish such other information (i) as the Company may reasonably require to determine the eligibility of such proposed nominee to serve as a director or (ii) that could be material to

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applicable, and (iii) any affiliate or associate (each within the meaning of Rule 12b-2 under the Act for purposes of the By-Laws) of such stockholder or beneficial owner. See proposed Section 3.1(c) of the By-Laws.

26 The contents of and rationale for the questionnaire, representation and agreement are discussed further in Section (iv)(c) below.

a reasonable stockholder's understanding of the independence, or lack of independence, of such proposed nominee. NASDAQ OMX believes that all of the new information requirements included in proposed Section 3.1(b)(i) are reasonable and necessary in order to assist the Company in evaluating director eligibility, independence and potential conflicts of interest.

Section 3.1(b)(ii) of the By-Laws currently sets forth the information that a stockholder must provide to NASDAQ OMX about any business, other than nominations for director, that the stockholder proposes to bring before an annual meeting. NASDAQ OMX proposes changes to this section to require that the description of the proposed business be reasonably detailed, to use the defined term "Proposing Person" instead of stockholder and beneficial owner in certain places and to add numbering, reordering and other organizational changes to make the requirements easier to read and understand. NASDAQ OMX also proposes to add a new requirement for a stockholder to provide a reasonably detailed description of all contracts, agreements, arrangements and understandings between or among any of the Proposing Persons or between or among any Proposing Person in connection with the proposal. NASDAQ OMX believes this information will be useful in assessing the aims and incentives of Proposing Persons in proposing business before an annual meeting.

Section 3.1(b)(iii) of the By-Laws currently sets forth the information that a stockholder who proposes nominee(s) for director or other business to be put forth before an annual meeting must provide to NASDAQ OMX about such stockholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made. NASDAQ OMX proposes changes to this section to use the defined term "Proposing Person" instead of stockholder and beneficial owner in certain places and to add numbering, reordering and other organizational changes to make the requirements easier to read and understand.

Relating to the existing requirement in Section 3.1(b)(iii)(B) that a proposing stockholder describe the class or series and number of shares of NASDAQ OMX capital stock owned beneficially and of record by such stockholder and the beneficial owner, NASDAQ OMX proposes to add a parenthetical stating that beneficial ownership shall be determined within the meaning of Rule 13d-3 under the Act. NASDAQ OMX also proposes to state that a Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of NASDAQ OMX's capital stock as to which such person has a right to acquire beneficial ownership at any time in the future. These proposed changes merely clarify how the concept of beneficial ownership will be interpreted under this section of the By-Laws.

Current Section 3.1(b)(iii)(D) requires proposing stockholders to describe to NASDAQ OMX any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by the stockholder and the beneficial owners with respect to NASDAQ OMX's stock. Given the increased complexity of such transactions in today's marketplace, NASDAQ OMX proposes to replace the current language with a similar requirement for disclosure of any Synthetic Equity Interest,[27]

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27 "Synthetic Equity Interest" shall mean any derivative, swap or other transaction (including any short positions, profit interest, options, warrants, convertible securities, stock appreciation or similar rights) or series of transactions engaged

without regard to whether: (i) the derivative, swap or other transaction or series of transactions conveys any voting rights in such shares to the Proposing Person; (ii) the derivative, swap or other transaction or series of transactions is required to be, or is capable of being, settled through delivery of such shares; or (iii) the Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transaction or series of transactions. This proposed provision will assist NASDAQ OMX, its Board and its other stockholders in understanding a Proposing Person's full economic interests in NASDAQ OMX and possible aims and incentives in submitting the proposed business for consideration at an annual meeting.

For this same reason, NASDAQ OMX also proposes to add several new disclosures that a Proposing Person must include in a notice to NASDAQ OMX regarding nominees or other business to be conducted at an annual meeting. These include disclosures regarding:

- any proxy (other than a revocable proxy or consent given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Act by way of a solicitation statement filed on Schedule 14A), agreement, arrangement, understanding

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in, directly or indirectly, by a Proposing Person, the purpose or effect of which is to give the Proposing Person economic risk similar to ownership of shares of any class or series of NASDAQ OMX, including due to the fact that the value of such derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any shares of any class or series of NASDAQ OMX, or which derivative, swap or other transaction or series of transactions provides, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of NASDAQ OMX. See proposed Section 3.1(b)(iii)(D) of the By-Laws.

or relationship pursuant to which the Proposing Person has or shares a right to vote any shares of any class or series of NASDAQ OMX;[28]

- any proportionate interest in NASDAQ OMX shares or Synthetic Equity Interest held, directly or indirectly, by a general or limited partnership in which the Proposing Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;[29]

- any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, entered into or engaged in, directly or indirectly, by the Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of NASDAQ OMX by, manage the risk of share price changes for, or increase or decrease the voting power of, the Proposing Person with respect to shares of any class or series of NASDAQ OMX, or that provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of shares of any class or series of NASDAQ OMX (any of the foregoing, a "Short Interest");[30]

- any performance-related fees (other than an asset-based fee) to which the Proposing Person is entitled based on any increase or decrease in the price or value of shares of any class or series of NASDAQ OMX, or any Synthetic Equity Interest or Short Interest;[31]

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28 See proposed Section 3.1(b)(iii)(E) of the By-Laws.

29 See proposed Section 3.1(b)(iii)(F) of the By-Laws.

30 See proposed Section 3.1(b)(iii)(G) of the By-Laws.

31 See proposed Section 3.1(b)(iii)(H) of the By-Laws.

- any significant equity interest or any Synthetic Equity Interest or Short Interest in any principal competitor of NASDAQ OMX held by the Proposing Person;[32]

- any direct or indirect interest of the Proposing Person in any contract with NASDAQ OMX, any affiliate of NASDAQ OMX or any principal competitor of NASDAQ OMX (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);[33]

- any pending or threatened litigation in which the Proposing Person is a party or material participant involving NASDAQ OMX or any of its officers or directors, or any affiliate of NASDAQ OMX;[34]

- any material transaction occurring, in whole or in part, during the then immediately preceding 12-month period between such Proposing Person, on the one hand, and NASDAQ OMX, any affiliate of NASDAQ OMX or any principal competitor of NASDAQ OMX, on the other hand;[35] and

- any other information relating to the Proposing Person required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Act and the rules and regulations promulgated thereunder.[36]

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32 See proposed Section 3.1(b)(iii)(I) of the By-Laws.

33 See proposed Section 3.1(b)(iii)(J) of the By-Laws.

34 See proposed Section 3.1(b)(iii)(K) of the By-Laws.

35 See proposed Section 3.1(b)(iii)(L) of the By-Laws.

36 See proposed Section 3.1(b)(iii)(M) of the By-Laws. NASDAQ OMX also proposes to include an exception to each of the aforementioned disclosure

(c) Questionnaire, Representation and Agreement for Director-Nominees

NASDAQ OMX proposes to add a new Section 3.5 to its By-Laws to require nominees for director to deliver to NASDAQ OMX, in accordance with the time periods prescribed for delivery of a stockholder's notice: (i) a written questionnaire with respect to the background and qualifications of the nominee; and (ii) a written representation and agreement as to certain matters. Specifically, the written representation and agreement will provide that the nominee:

- is not and will not become a party to (i) any agreement as to how the nominee will act or vote on any issue or question (a "Voting Commitment") that has not been fully disclosed to NASDAQ OMX or (ii) any Voting Commitment that could limit or interfere with the nominee's fiduciary duties under applicable law;
- is not and will not become a party to any agreement with any person other than NASDAQ OMX with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of NASDAQ OMX that has not been fully disclosed to NASDAQ OMX;
- would be in compliance, if elected, and will comply, with the provisions of NASDAQ OMX's By-Laws relating to qualifications of directors, conflicts of interest and contracts and transactions involving directors; and
- in such proposed nominee's individual capacity and on behalf of any person on whose behalf the nomination is made, would be in compliance, if elected, and will

requirements for any disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by the By-Laws on behalf of a beneficial owner.

comply, with NASDAQ OMX's Corporate Governance Guidelines, Board of Director Code of Conduct and Code of Ethics, including all applicable, publicly disclosed conflict of interest, confidentiality, stock ownership and insider trading policies and guidelines.

The requirements of proposed Section 3.5 of the By-Laws, which will apply to both the Company's and stockholders' nominees for director, will ensure that NASDAQ OMX has the necessary information about nominees to fulfill its public disclosure requirements. The requirements also will ensure that nominees will comply with the legal obligations, policies and procedures applicable to all NASDAQ OMX directors.

(d) Removal and Replacement of Supermajority Voting Provisions

Consistent with the proposed amendments to remove and replace the supermajority voting provisions in the Charter discussed above, NASDAQ OMX proposes to amend each provision of the By-Laws that currently requires a supermajority vote of stockholders to instead require a "majority of votes outstanding." NASDAQ OMX's By-Laws currently include the following two supermajority voting requirements, each of which conforms with an analogous provision in the Charter.

- Removal of Directors. Section 4.6 provides that any or all of the directors may be removed from office at any time by the affirmative vote of at least 66 2/3% of the total voting power of the Voting Stock, voting together as a single class.[37]

- Adoption, Alteration, Amendment and Repeal of By-Laws. Section 11.1 provides that the By-Laws may be altered amended or repealed, or new By-Laws may be

37 This provision is analogous to Article Fifth, Paragraph D of the Charter, which is discussed under Section (ii)(a) above.

adopted, at any meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting power of the Voting Stock, voting together as a single class.[38]

To conform with the proposed changes to the Charter, NASDAQ OMX proposes to replace each of these supermajority voting requirements with a voting standard requiring the affirmative vote of a majority of the outstanding Voting Stock. As discussed above with respect to the analogous Charter amendments, NASDAQ OMX believes that a "majority of outstanding shares" standard reflects a balanced approach that responds to stockholder feedback while appropriately maintaining NASDAQ OMX's defensive posture against hostile takeovers.

(e) Procedures for Filling Board Vacancies

Section 4.8 of the By-Laws sets forth the procedures to fill a director position that has become vacant, whether because of death, disability, disqualification, removal or resignation. Under the current provisions, if such a vacancy occurs, the Nominating & Governance Committee of the Board shall nominate, and the Board shall elect by majority vote, a person to fill the vacancy. In light of the addition of a right for stockholders to call a special meeting, as discussed above, NASDAQ OMX proposes amendments to Section 4.8 to state explicitly that vacancies on the Board are to be filled by a majority vote of the Board, and not by stockholders. In addition, to prescribe procedures in case multiple Board vacancies occur at the same time, the proposed amendments state that a Board vacancy shall be filled by the majority of the directors, even if there is less than a quorum, or by the sole remaining director, if there is only one

38 This provision is analogous to Article Eighth, Paragraph A of the Charter, which is discussed under Section (ii)(a) above.

director remaining on the Board. The proposed amendments do not change any of the other procedures for filling Board vacancies.

(f) Use of Electronic Means for Certain Notices and Related Waivers

Currently, Section 4.12(a) of the By-Laws provides that notice of any meeting of the Board shall be deemed duly given to a director if, among other methods, the notice is sent to the director at the address last made known in writing to NASDAQ OMX by telegraph, telefax, cable, radio or wireless. Section 4.12(b) of the By-Laws provides that such notice of a board meeting need not be given to any director if waived by the director in writing or by electronic transmission (or by telegram, telefax, cable, radio or wireless and subsequently confirmed in writing or by electronic transmission). NASDAQ OMX proposes amendments to Sections 4.12(a) and (b) to provide that both notices and waivers of such notices can be given by e-mail or other means of written electronic transmission. These amendments are intended merely to expand the means through which notices and waivers of notices may be given, and the amendments do not affect any of the other procedural requirements of Sections 4.12(a) and (b). In addition, the proposed amendments reflect current practices, as a substantial amount of communications between NASDAQ OMX and its directors, outside of Board meetings, occurs through electronic means.

(g) Composition of the Management Compensation Committee

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 10C-1 under the Exchange Act,[39] NASDAQ recently amended its listing rules

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[39] See Pub. L. No. 111-203, 124 Stat. 1376 (2010) and 17 CFR 240.10C-1.

relating to compensation committees.[40] Since NASDAQ OMX is listed on NASDAQ, it must comply with these listing rules just like any other listed company. NASDAQ OMX therefore proposes amendments to Section 4.13(f) of the By-Laws, which relates to the composition of the Management Compensation Committee of NASDAQ OMX's Board, to conform to the recent amendments to NASDAQ's listing rules. Specifically, NASDAQ OMX proposes to state that the Management Compensation Committee must consist of at least two members and that each member shall meet the eligibility requirements set forth in the rules of The NASDAQ Stock Market.

(h) No Amendment or Repeal of Certain By-Law Amendments

While current Section 11.1 of the By-Laws provides for alteration, amendment, repeal and adoption of By-Laws by the stockholders, current Section 11.2 provides for alteration, amendment, repeal and adoption of By-Laws by the Board. These two sections operate as alternate means to alter, amend, repeal or adopt By-Laws. In other words, the stockholders may alter, amend, repeal or adopt By-Laws without any action by the Board, and vice versa. NASDAQ OMX proposes to add a proviso to Section 11.2 to state that no By-Law adopted by the stockholders shall be amended or repealed by the Board if the By-Law so adopted so provides. This is a stockholder-friendly provision that is intended to prevent the Board from subsequently overriding stockholder action to amend or repeal the By-Laws.

(i) Non-Substantive Changes

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40 See Securities Exchange Act Release No. 68640 (January 11, 2013), 78 FR 4554 (January 22, 2013) (SR-NASDAQ-2012-109). Among other things, the amendments require each NASDAQ-listed company, with certain exceptions, to have a compensation committee of its board of directors, consisting of a minimum of two independent directors who meet additional eligibility requirements relating to compensatory fees and affiliation.

The remaining proposed By-Law amendments are non-substantive changes, which will simplify and streamline the document. Specifically, NASDAQ OMX proposes minor changes to Section 3.3 to incorporate the new defined term "Proposing Person," to use the term "nomination" rather than "nominee" for consistency and to correct two cross-references. NASDAQ OMX also proposes to delete obsolete references to the 3.75% Series A Convertible Notes due 2012 and the Series B Convertible Notes due 2012, which are no longer outstanding, in Section 12.7.

In addition, NASDAQ OMX proposes to correct typographical errors and/or delete obsolete cross-references in Article I(f), Section 4.3, Section 9.4(b), Section 12.5 and Section 12.6. Finally, NASDAQ OMX proposes to renumber and reorganize the provisions of the By-Laws, where necessary following the other amendments.

b. Statutory Basis

The Exchange believes that its proposal is consistent with Section 6(b) of the Act,[41] in general, and furthers the objectives of Section 6(b)(5) of the Act,[42] in particular, in that it is designed to promote just and equitable principles of trade, to remove impediments to and perfect the mechanism of a free and open market and a national market system, and, in general to protect investors and the public interest.

In response to feedback from its investors, NASDAQ OMX is proposing changes to its Charter to replace each supermajority voting requirement with a "majority of outstanding shares" voting standard. NASDAQ OMX believes this approach will strike an appropriate balance between responding to stockholder feedback and protecting the

41 15 U.S.C. 78f(b).

42 15 U.S.C. 78f(b)(5).

Company and its investors against hostile takeovers. In addition, the clarifying changes to the Charter will protect investors by making the Charter more concise and easier to understand. Both sets of changes to the Charter were approved by NASDAQ OMX's investors at the most recent annual meeting of stockholders.

NASDAQ OMX also proposes to eliminate the Certificate of Designation relating to the Series A Convertible Preferred Stock, which is no longer outstanding. This proposed change will protect investors by enhancing the clarity of NASDAQ OMX's Charter.

Finally, NASDAQ OMX proposes changes to its By-Laws: (i) to implement a stockholder right to call a special meeting; (ii) to enhance the "advance notice" procedures; (iii) to require certain information and agreements from director-nominees; (iv) to remove and replace the supermajority voting provisions to conform to the Charter amendments; (v) to clarify the procedures for filling Board vacancies; (vi) to allow the use of electronic means for certain notices and waivers; (vii) to conform the composition requirements for the Management Compensation Committee of NASDAQ OMX's Board with the NASDAQ listing rules; (vii) to prevent the Board from amending or repealing By-Law amendments approved by the stockholders; and (viii) to make other non-substantive changes.

The proposals relating to the stockholder right to call a special meeting and to remove and replace the supermajority voting requirements are responsive to feedback from NASDAQ OMX's stockholders. The additional procedural requirements relating to special and annual meetings will protect investors by stating clearly and explicitly the procedures stockholders must follow to propose business at such meetings. The requirement for certain information and agreements from director-nominees will enhance investor protection by ensuring that nominees provide adequate information about themselves and also comply with applicable law and certain NASDAQ OMX policies and procedures relating to the Board. The prohibition on the Board amending or repealing By-Law amendments approved by the stockholders is a stockholder-friendly provision that is intended to prevent the Board from subsequently overriding stockholders' wishes. Finally, the remaining changes are clarifying in nature, and they enhance investor protection by conforming NASDAQ OMX's governance documents to current practices and applicable rules and by making them clearer and easier to understand.

4. Self-Regulatory Organization's Statement on Burden on Competition

Because the proposed rule change relates to the governance of NASDAQ OMX and not to the operations of the Exchange, the Exchange does not believe that the proposed rule change will impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Act.

5. Self-Regulatory Organization's Statement on Comments on the Proposed Rule Change Received from Members, Participants, or Others

No written comments were either solicited or received.

6. Extension of Time Period for Commission Action

The Exchange does not consent to an extension of the time period for Commission action.

7. Basis for Summary Effectiveness Pursuant to Section 19(b)(3) or for Accelerated Effectiveness Pursuant to Section 19(b)(2)

Not applicable.

8. Proposed Rule Change Based on Rules of Another Self-Regulatory Organization or of the Commission

Not applicable.

9. Security-Based Swap Submissions Filed Pursuant to Section 3C of the Act

Not applicable.

10. Advance Notices Filed Pursuant to Section 806(e) of the Payment, Clearing and Settlement Supervision Act

Not applicable.

11. Exhibits

1. Notice of proposed rule for publication in the Federal Register.

5. Text of the proposed rule change.

EXHIBIT 1

SECURITIES AND EXCHANGE COMMISSION
(Release No. ; File No. SR-NASDAQ-2013-148)

November __, 2013

Self-Regulatory Organizations; The NASDAQ Stock Market LLC; Notice of Filing of Proposed Rule Change to Amend the Restated Certificate of Incorporation and By-Laws of The NASDAQ OMX Group, Inc.

Pursuant to Section 19(b)(1) of the Securities Exchange Act of 1934 ("Act")[1], and Rule 19b-4 thereunder,[2] notice is hereby given that on November 27, 2013, The NASDAQ Stock Market LLC ("Nasdaq" or "Exchange") filed with the Securities and Exchange Commission ("SEC" or "Commission") the proposed rule change as described in Items I, II, and III, below, which Items have been prepared by the Exchange. The Commission is publishing this notice to solicit comments on the proposed rule change from interested persons.

I. Self-Regulatory Organization's Statement of the Terms of Substance of the Proposed Rule Change

The Exchange is filing this proposed rule change with respect to amendments of the Restated Certificate of Incorporation (the "Charter") and By-Laws (the "By-Laws") of its parent corporation, The NASDAQ OMX Group, Inc. ("NASDAQ OMX" or the "Company"). The proposed amendments will be implemented on a date designated by NASDAQ OMX following approval by the Commission. The text of the proposed rule change is available on the Exchange's Website at http://nasdaq.cchwallstreet.com, at the principal office of the Exchange, and at the Commission's Public Reference Room.

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1 15 U.S.C. 78s(b)(1).

2 17 CFR 240.19b-4.

II. Self-Regulatory Organization's Statement of the Purpose of, and Statutory Basis for, the Proposed Rule Change

In its filing with the Commission, the Exchange included statements concerning the purpose of and basis for the proposed rule change and discussed any comments it received on the proposed rule change. The text of these statements may be examined at the places specified in Item IV below. The Exchange has prepared summaries, set forth in sections A, B, and C below, of the most significant aspects of such statements.

A. Self-Regulatory Organization's Statement of the Purpose of, and Statutory Basis for, the Proposed Rule Change

1. Purpose

NASDAQ OMX is proposing to make certain amendments to its Charter and By-Laws.

(i) Background

At NASDAQ OMX's 2012 annual meeting held on May 22, 2012, NASDAQ OMX's stockholders considered two proposals submitted by individual stockholders. The first proposal, which passed with 68% of the votes cast, requested that NASDAQ OMX's Board take steps to replace each supermajority voting standard in the Charter and By-Laws[3] with a voting standard requiring a "majority of votes cast." The second proposal, which did not pass but received 49% of the votes cast, requested that NASDAQ OMX's Board take steps to enable stockholders having at least one-tenth of NASDAQ OMX's voting power to call a special meeting of stockholders.

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3 These provisions, which are described further below, require the affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares of NASDAQ OMX's capital stock to approve certain actions.

Following the 2012 annual meeting, the Nominating & Governance Committee of NASDAQ OMX's Board reviewed the voting results on the two stockholder proposals and discussed the stockholder voting standards and rights contemplated by the Charter and By-Laws. Following this review, the Nominating & Governance Committee recommended to the Board, and the Board approved, certain changes to the Charter and By-Laws to address the two stockholder proposals and make other changes. NASDAQ OMX now proposes to make these changes, which are described further below.

(ii) Proposed Amendments to Charter

(a) Removal and Replacement of Supermajority Voting Requirements

To respond to feedback from its stockholders, NASDAQ OMX proposes to replace each supermajority voting requirement in the Charter with a "majority of outstanding shares" voting requirement. The Charter currently includes the following three supermajority voting requirements.

- Removal of Directors. Article Fifth, Paragraph D provides that, except for directors elected by the holders of any series of preferred stock, any director, or the entire Board, may be removed from office at any time, but only by the affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares of NASDAQ OMX's capital stock entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class.

- Adoption, Alteration, Amendment and Repeal of By-Laws. Article Eighth, Paragraph A provides that the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding Voting Stock, voting together as a single class, shall be required in order for the stockholders to adopt, alter, amend or repeal any By-Law.

- Adoption, Alteration, Amendment and Repeal of Certain Charter Provisions.

Article Ninth, Paragraph A provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with paragraph C of Article Fourth,[4] Article Fifth,[5] Article Seventh,[6] Article Eighth[7] or Article Ninth of the Charter.[8]

In each of the three provisions described above, NASDAQ OMX proposes to remove the requirement for an affirmative vote of at least 66 2/3% of the total voting power of the Voting Stock and replace it with a voting standard requiring the affirmative vote of a majority of the outstanding Voting Stock. In developing this proposal, NASDAQ OMX considered the relative weight of the arguments for and against supermajority voting requirements. Historically, supermajority voting requirements have

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4 Paragraph C of Article Fourth sets forth the 5% voting limitation, which provides that holders of NASDAQ OMX's voting securities may not cast votes in excess of 5% of NASDAQ OMX's outstanding voting securities. To be clear, NASDAQ OMX is not proposing any change to the 5% voting limitation itself. NASDAQ OMX only proposes that any future amendment of the 5% voting limitation will require the approval of stockholders holding a majority of the outstanding shares, rather than stockholders holding 66 2/3% of the outstanding shares.

5 Article Fifth includes certain provisions relating to the Board, such as Board size and director elections.

6 Article Seventh prohibits stockholder action by written consent.

7 Article Eighth establishes the procedures to adopt, alter, amend or repeal the By-Laws.

8 Article Ninth establishes the procedures to adopt, alter, amend or repeal the Charter.

protected corporations against coercive takeover tactics by requiring broad stockholder support for certain types of transactions or governance changes. However, in recent years, corporate governance standards have evolved, and many stockholder rights advocates argue that supermajority voting requirements limit stockholders' participation in corporate governance. NASDAQ OMX believes that while it is important to protect against coercive takeover tactics, it is also critically important to obtain stockholder input and respond to stockholder concerns about corporate governance.

NASDAQ OMX believes that the proposed "majority of outstanding shares" voting requirement will continue to provide some protection against proposals that are harmful to the stockholders. While this requirement is less difficult to satisfy than a supermajority voting requirement, it is more difficult to satisfy than a "majority of votes cast" requirement, which NASDAQ OMX considered as an alternate option. NASDAQ OMX believes that a "majority of outstanding shares" standard is a balanced outcome that responds to stockholder feedback while appropriately maintaining NASDAQ OMX's defensive posture against hostile takeovers.

(b) Non-Substantive Changes

NASDAQ OMX also proposes to amend and restate the Charter to make other non-substantive changes. Specifically, the proposal deletes obsolete references to the following:

- the 3.75% Series A Convertible Notes due 2012 and the 3.75% Series B Convertible Notes due 2012, which are no longer outstanding, in Article Fourth, Paragraph C and Article Eleventh;

- a voting trust agreement, which is no longer in effect, in Article Fourth, Paragraph C(3)(b)(iii);

- ownership of NASDAQ OMX securities by the National Association of Securities Dealers, Inc., certain affiliates of Hellman & Friedman LLC, and certain affiliates of Silver Lake, none of which currently own any NASDAQ OMX securities, in Article Fourth, Paragraph C(6);[9] and

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9 NASDAQ OMX notes that the remaining text of Article Fourth, Paragraph C(6) of the Charter includes an obsolete cross-reference to Section 6(b) of Article Fourth, Paragraph C in the second sentence, which begins "The Board, however, may not approve an exemption under Section 6(b)...." NASDAQ OMX cannot correct this cross-reference, which should refer to Section 6 without further reference to a subsection (b), without seeking further approval of its stockholders, which would require NASDAQ OMX to call and hold a stockholder meeting. Generally, NASDAQ OMX holds stockholder meetings, which are time consuming and expensive, only once or twice a year. Moreover, it is atypical of a large public company like NASDAQ OMX to submit a proposal to its stockholders solely to correct a cross-reference in its Charter. However, NASDAQ OMX believes, following consultation with outside counsel, that it is clear, based on the drafting history of this provision, that the intent of the cross-reference is to refer to Section 6 of Article Fourth, Paragraph C of the Charter. In other words, the second sentence of Article Fourth, Paragraph C(6) should read: "The Board, however, may not approve an exemption under Section 6: (i) for a registered broker or dealer or an Affiliate thereof or (ii) an individual or entity that is subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act." Under no circumstances will NASDAQ OMX read the obsolete cross-reference to imply that the Board could grant an exemption to the ownership limitation in Article Fourth, Paragraph C(6) of the Charter for a registered broker or dealer or an Affiliate thereof, or an individual or entity that is subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act. NASDAQ OMX also notes that it is proposing amendments to Section 12.5 of the By-Laws to eliminate cross-references to subsection (b) of Article Fourth, Paragraph C(6) of the Charter. Finally, NASDAQ OMX notes that there are some differences in language between the second sentence of Article Fourth, Paragraph C(6) of the Charter and the second sentence of Section 12.5 of the By-Laws. To the extent that these differences would cause a difference in interpretation, NASDAQ OMX notes, following consultation with outside counsel, that the Charter language shall prevail. As soon as feasible, NASDAQ OMX plans to present a proposal to the stockholders to conform this provision of the Charter to the By-Laws.

- the phase-out of the classified board structure, which was complete in 2007, in Article Fifth, Paragraph B.

In Article Fifth, Paragraph B, the proposal also clarifies that the election of directors by stockholders shall occur at an annual or special meeting. The proposal corrects a typographical error in Article Fifth, Paragraph A and renumbers the provisions of the Charter, where necessary following the other amendments. Finally, the proposal amends the introductory and concluding language of the Charter to incorporate language that will be required under Delaware law when the amended and restated Charter is filed with the Secretary of State of the State of Delaware.[10]

The amendment and restatement of the Charter to incorporate these non-substantive changes will simplify and streamline the document.

(iii) Proposed Elimination of Certificate of Designation

NASDAQ OMX proposes to eliminate its Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (the "Series A Convertible Preferred Stock"), and all matters set forth therein. The Series A Convertible Preferred Stock was created in 2009 to facilitate the conversion of certain notes into common stock.[11] The Company authorized 2 million shares of the Series A Convertible Preferred Stock and immediately issued 1.6 million of those shares to the converting noteholders.

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10 See Sections 242 and 245 of the DGCL.

11 See Securities Exchange Act Release No. 60845 (October 20, 2009), 74 FR 55078 (October 26, 2009) (SR-BX-2009-061, SR-NASDAQ-2009-087, SR-Phlx-2009-88); see also Securities Exchange Act Release No. 61000 (November 13, 2009), 74 FR 61390 (November 24, 2009) (SR-BSECC-2009-005); see also Securities Exchange Act Release No. 61001 (November 13, 2009), 74 FR 61391 (November 24, 2009) (SR-SCCP-2009-04).

In 2010, following stockholder approval, all 1.6 million issued shares of the Series A Convertible Preferred Stock were converted into common stock. Since then, no shares of the Series A Convertible Preferred Stock have been outstanding, and the Company has no intention to issue further shares of this series.

As a clean-up matter, the Company seeks to file a certificate of elimination with the Secretary of State of the State of Delaware to eliminate the Series A Convertible Preferred Stock. Under Delaware law, a certificate of elimination is deemed to be an amendment to NASDAQ OMX's Charter; however, since the amendment is limited in scope, it does not require the approval of NASDAQ OMX's stockholders.[12]

(iv) Proposed Amendments to the By-Laws

(a) Special Meetings of Stockholders

Current Section 3.2 of NASDAQ OMX's By-Laws provides that only NASDAQ OMX may call special meetings of its stockholders.[13] To respond to feedback from its stockholders, as discussed above, NASDAQ OMX proposes to delete this provision and replace it with language that will allow NASDAQ OMX's stockholders to call special meetings after following particular procedures. Similar to the elimination of supermajority voting requirements, which is discussed above, the implementation of the right of stockholders to call a special meeting has received recent attention from investor and corporate governance advocates. These advocates argue that such a right will enable stockholders to raise and act on matters that arise between annual meetings.

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12 See Section 151(g) of the DGCL.

13 Under Delaware law, special meetings of a corporation's stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or the bylaws. See Section 211(d) of the DGCL.

Following discussions with some of its stockholders, NASDAQ OMX agrees that it is appropriate to allow stockholders who meet certain procedural requirements to call a special meeting. In proposing these procedural requirements, NASDAQ OMX's goals are to ensure timely notice of a meeting request and to gather sufficient information about the proposing stockholder(s) and the proposal. Among other things, this information will ensure that NASDAQ OMX is able to comply with its disclosure and other requirements under applicable law and that NASDAQ OMX, its Board and its stockholders are able to assess the proposal adequately. The proposed procedural requirements are set forth below.

First, proposed Section 3.2(a) provides that special meetings of NASDAQ OMX's stockholders may only be called: (i) at any time by NASDAQ OMX's Board pursuant to a resolution adopted by a majority of the total number of directors NASDAQ OMX would have if there were no vacancies; and (ii) by NASDAQ OMX's Corporate Secretary following the receipt of a written request in proper form for a special meeting (a "Special Meeting Request") by one or more stockholders. Such stockholders (the "Requisite Holders") must hold of record, in the aggregate, at least 15 percent of NASDAQ OMX's outstanding shares of capital stock entitled to vote on matters to be brought before the special meeting (the "Requisite Percentage"). Such shares must be "Net Long Shares,"[14] and the Requisite Holders must have held the shares continuously

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14 For purposes of determining Requisite Holders under proposed Section 3.2, "Net Long Shares" shall be limited to the number of shares beneficially owned, directly or indirectly, by any stockholder or beneficial owner that constitute such person's "net long position" as defined in Rule 14e–4 under the Act, provided that (A) for the purposes of this definition, references in the rule to "the date the tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired" shall be the date of the relevant Special Meeting

for at least one year as of the date of the Special Meeting Request. Whether shares constitute Net Long Shares shall ultimately be decided by NASDAQ OMX's Board in its reasonable determination. The intent of the requirement for stockholders to maintain a "net long position" is to limit the ability to call a special meeting to stockholders that have long-term record and economic positions in NASDAQ OMX.

Proposed Section 3.2(a) also sets forth the procedures for determining whether a special meeting has been requested by Requisite Holders representing in aggregate at least the Requisite Percentage if multiple Special Meeting Requests are delivered to NASDAQ OMX's Corporate Secretary. Multiple requests will be considered together only if: (i) each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the requested special meeting (in each case as determined in good faith by NASDAQ OMX's Board); and (ii) such Special Meeting Requests have been dated and delivered to NASDAQ OMX's Corporate Secretary within 60 days of the earliest dated

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Request and all dates in the one year period prior thereto, the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of NASDAQ OMX's capital stock on NASDAQ on such date (or, if such date is not a trading day, the next succeeding trading day), the "person whose securities are the subject of the offer" shall refer to NASDAQ OMX, a "subject security" shall refer to the issued and outstanding voting stock of NASDAQ OMX; and (B) the net long position of such stockholder shall be reduced by any shares as to which such person does not have the right to vote or direct the vote at the proposed special meeting or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares. In addition, to the extent any affiliates of the stockholder or beneficial owner are acting in concert with the stockholder or beneficial owner with respect to the calling of the special meeting, the determination of Net Long Shares may include the effect of aggregating the Net Long Shares (including any negative number) of such affiliate or affiliates. See proposed Section 3.2(a) of the By-Laws.

Special Meeting Request. NASDAQ OMX believes these procedures are reasonable and clear and notes that they grant only limited discretion to NASDAQ OMX's Board in determining whether Special Meeting Requests will be considered together.

Pursuant to proposed Section 3.2(b), if a Special Meeting Request is in proper form, NASDAQ OMX's Board shall determine the place, if any, date and time of the special meeting, and NASDAQ OMX's Corporate Secretary shall call the special meeting within 120 days after the date the Special Meeting Request was delivered. However, NASDAQ OMX's Board may, in lieu of calling a special meeting, present an identical or substantially similar item of business (a "Similar Item"),[15] as determined in good faith by NASDAQ OMX's Board, for stockholder approval at any other meeting of the stockholders that is held not less than 120 days after the delivery of the Special Meeting Request. The intent of this provision is to save NASDAQ OMX the time and expense of calling and holding a special meeting if NASDAQ OMX intends to hold a separate stockholders' meeting within 120 days. In fixing the place, if any, date and time for any special meeting, NASDAQ OMX's Board may consider such factors as it deems relevant in its business judgment, including the nature of the matters to be considered, the facts and circumstances surrounding any request for a meeting and any plan of the Board to call an annual meeting or a special meeting.

Proposed Section 3.2(c) sets forth certain limitations on Special Meeting Requests. Specifically, a Special Meeting Request will not be valid if:

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15 Under proposed Section 3.2(b) of the By-Laws, the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the nomination, election or removal of directors.

- it relates to an item of business that is not a proper subject for stockholder action under applicable law;
- it is delivered during the period commencing 90 days prior to the one-year anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting;
- a Similar Item was presented at any meeting of stockholders held within 120 days prior to the date on which the Special Meeting Request was delivered; or
- a Similar Item is included in NASDAQ OMX's notice of meeting as an item of business to be presented at a stockholder's meeting that has been called but not yet held.

The Board may adjourn or reschedule any previously scheduled special meeting of the stockholders. NASDAQ OMX believes the subject matter limitations set forth in proposed Section 3.2(c) are appropriate in order to comply with applicable law and to prevent multiple considerations of the same item of business. NASDAQ OMX believes the time limits set forth in proposed Section 3.2(c) are appropriate to ensure that NASDAQ OMX is not required to incur the time and expense of calling and holding a special meeting of stockholders immediately prior to an upcoming annual meeting of stockholders or if a Similar Item of business already has been presented at a recent stockholders' meeting.

To be in proper form, a Special Meeting Request must comply with certain requirements, as described further below.[16] NASDAQ OMX's Board will have the sole

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16 See proposed Section 3.2(a) of the By-Laws.

discretion to determine whether a Special Meeting Request is in proper form.[17] Proposed Section 3.2(d) sets forth the requirements for a Special Meeting Request to be in proper form. These proposed requirements will ensure that NASDAQ OMX has sufficient information to comply with its disclosure requirements under applicable law and that the Requisite Holders maintain a sufficient ownership level through the date of the special meeting. Specifically, a Special Meeting Request shall:

- be in writing, signed by each Requesting Person[18] and delivered to NASDAQ OMX's Corporate Secretary at NASDAQ OMX's principal executive offices;
- set forth certain information with respect to (i) each person the Requesting Person proposes to nominate for director, (ii) any business the Requesting Person proposes to bring before the meeting and (iii) each Requesting Person;[19] and
- include (i) an agreement by each Requisite Holder to immediately deliver written notice to NASDAQ OMX's Corporate Secretary in the case of any disposition, on or prior to the record date for the special meeting, of any shares of NASDAQ OMX's capital stock held of record by such Requisite Holder and (ii) an acknowledgement that (1) any such disposition shall be deemed a revocation of the Special Meeting Request to the extent of such disposition and (2) if, following such deemed revocation, the Requisite

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17 Id.

18 "Requesting Person" means (i) each Requisite Holder, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the Special Meeting Request is being delivered to NASDAQ OMX's Corporate Secretary and (iii) any affiliate or associate of such stockholder or beneficial owner. See proposed Section 3.2(e) of the By-Laws.

19 The information required is the same information required from Proposing Persons with respect to nominations or items of business to be brought before an annual meeting of stockholders and is described in detail in Section (iv)(b) below.

Holders hold of record, in the aggregate, less than the Requisite Percentage of the voting power of all outstanding shares of NASDAQ OMX's capital stock entitled to vote generally in the election of directors, NASDAQ OMX shall have no obligation to hold the special meeting.

Proposed Section 3.2(f) provides that at any special meeting of the stockholders, the only business to be conducted or considered will have been specified in the notice of meeting (or any supplement thereto) given by or at the direction of NASDAQ OMX's Board or Corporate Secretary, as the case may be. In any event, however, NASDAQ OMX's Board may submit its own proposal or proposals for consideration at a special meeting. Except as otherwise allowed under proposed Section 3.2, stockholders will not be permitted to propose business to be brought before a special meeting of the stockholders. NASDAQ OMX believes these provisions are reasonable and necessary to limit the items of business that may be considered at a special meeting to those that were proposed by the Company, the Board or stockholders that comply with the requirements and procedures set forth in the By-Laws.

Proposed Section 3.2(g) will require the Requisite Holders giving a Special Meeting Request to further update and supplement the request, if necessary, so that the information in the request is true and correct as of the record date for the special meeting and as of the 10th business day prior to the special meeting or any adjournment or postponement thereof. This requirement will ensure that NASDAQ OMX, its Board and its other stockholders are notified of changes to the information they will consider in assessing a proposed item of business prior to the special meeting. In the case of an update and supplement required to be made as of the record date, the update and supplement must be delivered to NASDAQ OMX's Corporate Secretary no later than the fifth business day after the record date for the special meeting. In the case of an update and supplement required to be made as of the 10th business day prior to the special meeting or any adjournment or postponement thereof, the update and supplement must be delivered to NASDAQ OMX's Corporate Secretary no later than the eighth business day prior to the date for the special meeting or, if practical, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the special meeting has been adjourned or postponed).

Proposed Section 3.2(h) will allow the Requisite Holders to revoke a Special Meeting Request by written revocation delivered to NASDAQ OMX at any time prior to the special meeting requested. However, NASDAQ OMX's Board will have the discretion to determine whether or not to proceed with the special meeting. The Board might wish to continue with the special meeting if, for example, the Company has already spent the time and expense required to call the meeting or if the agenda for the meeting includes items other than those proposed in the Special Meeting Request.

Finally, NASDAQ OMX proposes to designate as Section 3.2(i) existing text that sets forth the requirements for stockholders to submit nominees for election as directors at certain stockholder meetings. NASDAQ OMX further proposes to make a minor change to this text to clarify that NASDAQ OMX's Board, rather than the Company itself, will call a special meeting on behalf of the Company.

(b) Annual Meetings of Stockholders

Section 3.1 of NASDAQ OMX's By-Laws, which is the "advance notice" provision,[20] requires stockholders to notify NASDAQ OMX, during a specified period in advance of an annual meeting, of their intention to nominate one or more persons for election to the Board or to present a business proposal for consideration by the stockholders at the meeting. While designing the proposed procedural requirements for stockholders to call a special meeting, as outlined above, NASDAQ OMX evaluated the existing procedural requirements for stockholders to bring business before an annual meeting. NASDAQ OMX is therefore proposing changes to some of these procedures to enhance them and conform them, in some cases, to the procedures relating to special meetings. Generally, the proposed amendments add requirements for extensive disclosures by proposing stockholders about themselves, any proposed nominees for director and any proposed items of business to be brought before a meeting. The specific amendments are discussed in detail below.

First, Section 3.1(a) of the By-Laws currently states that nominations of persons for election to NASDAQ OMX's Board and the proposal of other business to be considered by the stockholders at an annual meeting of stockholders may be made only: (i) pursuant to the Company's notice of meeting (or any supplement thereto); (ii) by or at the direction of NASDAQ OMX's Board or its Nominating & Governance Committee; or (iii) by any stockholder of the Company that meets certain requirements. These requirements state that the stockholder must: (i) be a stockholder of record at the time of

20 "Advance notice" provisions allow stockholder(s) to bring business before an annual meeting of stockholders, but set forth procedural requirements to ensure that companies and boards have sufficient information about the proposal and the proposing stockholder(s), as well as adequate time to consider the proposal, by requiring the proposing stockholder(s) to give advance notice of the intention to bring the proposal before the annual meeting.

delivery of notice to the Company of nominees or other business to be conducted at the meeting; (ii) be entitled to vote at the meeting; and (iii) comply with the notice procedures set forth in the By-Laws. NASDAQ OMX proposes to add a parenthetical to the requirement that a stockholder must be a stockholder of record to clarify that a nomination or proposal of other business may be made on behalf of a beneficial owner, if different from the stockholder of record, only if the beneficial owner is the beneficial owner of NASDAQ OMX shares. This modification will clarify that both record and beneficial owners of NASDAQ OMX stock have the right to propose nominees or business to be considered at an annual meeting. NASDAQ OMX further proposes that a stockholder who proposes nominees or business to be considered at an annual meeting must hold shares in the Company at the time of the meeting, in addition to the time of delivery of the required notice to the Company. This will ensure that a stockholder retains an interest in the Company until the meeting at which the stockholder's nominee or other business is considered. Finally, NASDAQ OMX proposes to number the procedural requirements for stockholders who propose nominees or business to make them easier to understand.

Currently, Section 3.1(b) of the By-Laws sets forth the requirements for a stockholder's notice to NASDAQ OMX of nominations or other business to be considered at an annual meeting. NASDAQ OMX proposes certain amendments to this section to ensure that NASDAQ OMX has sufficient information about such nominations or other business proposed by a stockholder to enable the Company, the Board and the other stockholders to assess a position on the nominations or other business. The additional information requirements will also ensure that NASDAQ OMX can make adequate disclosures to its stockholders and comply with requirements under applicable law.

Specifically, NASDAQ OMX proposes an amendment to the first paragraph of this section to require a stockholder who provides a notice relating to a nomination to include with the notice, a completed and signed questionnaire, representation and agreement relating to the nominee(s) for director.[21] NASDAQ OMX also proposes to require a stockholder who provides a notice to further update and supplement the notice, if necessary, so that the information in the notice is true and correct as of the record date for the annual meeting and as of the 10th business day prior to the annual meeting or any adjournment or postponement thereof.[22] This requirement will ensure that NASDAQ OMX, its Board and its other stockholders are notified of changes to the information they will consider in assessing a proposed item of business prior to the annual meeting. In the case of an update and supplement required to be made as of the record date, the update and supplement must be delivered to NASDAQ OMX's Corporate Secretary no later than the fifth business day after the record date for the annual meeting. In the case of an update and supplement required to be made as of the 10th business day prior to the annual meeting or any adjournment or postponement thereof, the update and supplement must be delivered to NASDAQ OMX's Corporate Secretary no later than the eighth business day prior to the date for the annual meeting or, if practicable, any adjournment

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21 The contents of and rationale for the questionnaire, representation and agreement are discussed further in Section (iv)(c) below.

22 NASDAQ OMX notes that this proposal is similar to proposed Section 3.2(g) of the By-Laws, which requires updates and supplements to a stockholder notice relating to a special meeting. This proposed change is discussed further in Section (iv)(a) above.

or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the annual meeting has been adjourned or postponed).

Section 3.1(b)(i) of the By-Laws currently sets forth the information that a stockholder must provide to NASDAQ OMX about each person whom the stockholder proposes to nominate for election as a director. NASDAQ OMX proposes changes to this section to use the defined term "Proposing Person" instead of stockholder,[23] to require information with respect to nominees for reelection as well as nominees for election, to correct a reference to the Act and to add numbering and other organizational changes to make the requirements easier to read and understand. NASDAQ OMX also proposes to require the same information with respect to a proposed nominee that will be required with respect to a Proposing Person, as discussed further below. In addition, NASDAQ OMX proposes to add two new informational requirements for proposed nominees, including:

- a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any Proposing Person, on the one hand, and such proposed nominee and any of his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Requesting

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23 "Proposing Person" means (i) the stockholder providing the notice of business or the notice of the nomination, as applicable, proposed to be brought before an annual meeting, (ii) any beneficial owner or beneficial owners, if different, on whose behalf such business is proposed to be brought before the meeting or the notice of the nomination proposed to be made at the meeting is made, as applicable, and (iii) any affiliate or associate (each within the meaning of Rule 12b-2 under the Act for purposes of the By-Laws) of such stockholder or beneficial owner. See proposed Section 3.1(c) of the By-Laws.

Person were the "registrant" for purposes of such rule and the proposed nominee were a director or executive officer of such registrant; and

- a completed and signed questionnaire, representation and agreement.[24]

Finally, NASDAQ OMX proposes to add a catch-all provision to Section 3.1(b)(i) of the By-Laws that will allow the Company to require any proposed nominee to furnish such other information (i) as the Company may reasonably require to determine the eligibility of such proposed nominee to serve as a director or (ii) that could be material to a reasonable stockholder's understanding of the independence, or lack of independence, of such proposed nominee. NASDAQ OMX believes that all of the new information requirements included in proposed Section 3.1(b)(i) are reasonable and necessary in order to assist the Company in evaluating director eligibility, independence and potential conflicts of interest.

Section 3.1(b)(ii) of the By-Laws currently sets forth the information that a stockholder must provide to NASDAQ OMX about any business, other than nominations for director, that the stockholder proposes to bring before an annual meeting. NASDAQ OMX proposes changes to this section to require that the description of the proposed business be reasonably detailed, to use the defined term "Proposing Person" instead of stockholder and beneficial owner in certain places and to add numbering, reordering and other organizational changes to make the requirements easier to read and understand. NASDAQ OMX also proposes to add a new requirement for a stockholder to provide a reasonably detailed description of all contracts, agreements, arrangements and understandings between or among any of the Proposing Persons or between or among

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24 The contents of and rationale for the questionnaire, representation and agreement are discussed further in Section (iv)(c) below.

any Proposing Person in connection with the proposal. NASDAQ OMX believes this information will be useful in assessing the aims and incentives of Proposing Persons in proposing business before an annual meeting.

Section 3.1(b)(iii) of the By-Laws currently sets forth the information that a stockholder who proposes nominee(s) for director or other business to be put forth before an annual meeting must provide to NASDAQ OMX about such stockholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made. NASDAQ OMX proposes changes to this section to use the defined term "Proposing Person" instead of stockholder and beneficial owner in certain places and to add numbering, reordering and other organizational changes to make the requirements easier to read and understand.

Relating to the existing requirement in Section 3.1(b)(iii)(B) that a proposing stockholder describe the class or series and number of shares of NASDAQ OMX capital stock owned beneficially and of record by such stockholder and the beneficial owner, NASDAQ OMX proposes to add a parenthetical stating that beneficial ownership shall be determined within the meaning of Rule 13d-3 under the Act. NASDAQ OMX also proposes to state that a Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of NASDAQ OMX's capital stock as to which such person has a right to acquire beneficial ownership at any time in the future. These proposed changes merely clarify how the concept of beneficial ownership will be interpreted under this section of the By-Laws.

Current Section 3.1(b)(iii)(D) requires proposing stockholders to describe to NASDAQ OMX any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by the stockholder and the beneficial owners with respect to NASDAQ OMX's stock. Given the increased complexity of such transactions in today's marketplace, NASDAQ OMX proposes to replace the current language with a similar requirement for disclosure of any Synthetic Equity Interest,[25] without regard to whether: (i) the derivative, swap or other transaction or series of transactions conveys any voting rights in such shares to the Proposing Person; (ii) the derivative, swap or other transaction or series of transactions is required to be, or is capable of being, settled through delivery of such shares; or (iii) the Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transaction or series of transactions. This proposed provision will assist NASDAQ OMX, its Board and its other stockholders in understanding a Proposing Person's full economic interests in NASDAQ OMX and possible aims and incentives in submitting the proposed business for consideration at an annual meeting.

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25 "Synthetic Equity Interest" shall mean any derivative, swap or other transaction (including any short positions, profit interest, options, warrants, convertible securities, stock appreciation or similar rights) or series of transactions engaged in, directly or indirectly, by a Proposing Person, the purpose or effect of which is to give the Proposing Person economic risk similar to ownership of shares of any class or series of NASDAQ OMX, including due to the fact that the value of such derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any shares of any class or series of NASDAQ OMX, or which derivative, swap or other transaction or series of transactions provides, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of NASDAQ OMX. <u>See</u> proposed Section 3.1(b)(iii)(D) of the By-Laws.

For this same reason, NASDAQ OMX also proposes to add several new disclosures that a Proposing Person must include in a notice to NASDAQ OMX regarding nominees or other business to be conducted at an annual meeting. These include disclosures regarding:

- any proxy (other than a revocable proxy or consent given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Act by way of a solicitation statement filed on Schedule 14A), agreement, arrangement, understanding or relationship pursuant to which the Proposing Person has or shares a right to vote any shares of any class or series of NASDAQ OMX;[26]

- any proportionate interest in NASDAQ OMX shares or Synthetic Equity Interest held, directly or indirectly, by a general or limited partnership in which the Proposing Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;[27]

- any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, entered into or engaged in, directly or indirectly, by the Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of NASDAQ OMX by, manage the risk of share price changes for, or increase or decrease the voting power of, the Proposing Person with respect to shares of any class or series of NASDAQ OMX, or that provides, directly or

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26 See proposed Section 3.1(b)(iii)(E) of the By-Laws.

27 See proposed Section 3.1(b)(iii)(F) of the By-Laws.

indirectly, the opportunity to profit from any decrease in the price or value of shares of any class or series of NASDAQ OMX (any of the foregoing, a "Short Interest");[28]

- any performance-related fees (other than an asset-based fee) to which the Proposing Person is entitled based on any increase or decrease in the price or value of shares of any class or series of NASDAQ OMX, or any Synthetic Equity Interest or Short Interest;[29]

- any significant equity interest or any Synthetic Equity Interest or Short Interest in any principal competitor of NASDAQ OMX held by the Proposing Person;[30]

- any direct or indirect interest of the Proposing Person in any contract with NASDAQ OMX, any affiliate of NASDAQ OMX or any principal competitor of NASDAQ OMX (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);[31]

- any pending or threatened litigation in which the Proposing Person is a party or material participant involving NASDAQ OMX or any of its officers or directors, or any affiliate of NASDAQ OMX;[32]

- any material transaction occurring, in whole or in part, during the then immediately preceding 12-month period between such Proposing Person, on the one

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28 See proposed Section 3.1(b)(iii)(G) of the By-Laws.

29 See proposed Section 3.1(b)(iii)(H) of the By-Laws.

30 See proposed Section 3.1(b)(iii)(I) of the By-Laws.

31 See proposed Section 3.1(b)(iii)(J) of the By-Laws.

32 See proposed Section 3.1(b)(iii)(K) of the By-Laws.

hand, and NASDAQ OMX, any affiliate of NASDAQ OMX or any principal competitor of NASDAQ OMX, on the other hand;[33] and

- any other information relating to the Proposing Person required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Act and the rules and regulations promulgated thereunder.[34]

(c) Questionnaire, Representation and Agreement for Director-Nominees

NASDAQ OMX proposes to add a new Section 3.5 to its By-Laws to require nominees for director to deliver to NASDAQ OMX, in accordance with the time periods prescribed for delivery of a stockholder's notice: (i) a written questionnaire with respect to the background and qualifications of the nominee; and (ii) a written representation and agreement as to certain matters. Specifically, the written representation and agreement will provide that the nominee:

- is not and will not become a party to (i) any agreement as to how the nominee will act or vote on any issue or question (a "Voting Commitment") that has not been fully disclosed to NASDAQ OMX or (ii) any Voting Commitment that could limit or interfere with the nominee's fiduciary duties under applicable law;

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33 See proposed Section 3.1(b)(iii)(L) of the By-Laws.

34 See proposed Section 3.1(b)(iii)(M) of the By-Laws. NASDAQ OMX also proposes to include an exception to each of the aforementioned disclosure requirements for any disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by the By-Laws on behalf of a beneficial owner.

- is not and will not become a party to any agreement with any person other than NASDAQ OMX with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of NASDAQ OMX that has not been fully disclosed to NASDAQ OMX;
- would be in compliance, if elected, and will comply, with the provisions of NASDAQ OMX's By-Laws relating to qualifications of directors, conflicts of interest and contracts and transactions involving directors; and
- in such proposed nominee's individual capacity and on behalf of any person on whose behalf the nomination is made, would be in compliance, if elected, and will comply, with NASDAQ OMX's Corporate Governance Guidelines, Board of Director Code of Conduct and Code of Ethics, including all applicable, publicly disclosed conflict of interest, confidentiality, stock ownership and insider trading policies and guidelines.

The requirements of proposed Section 3.5 of the By-Laws, which will apply to both the Company's and stockholders' nominees for director, will ensure that NASDAQ OMX has the necessary information about nominees to fulfill its public disclosure requirements. The requirements also will ensure that nominees will comply with the legal obligations, policies and procedures applicable to all NASDAQ OMX directors.

(d) Removal and Replacement of Supermajority Voting Provisions

Consistent with the proposed amendments to remove and replace the supermajority voting provisions in the Charter discussed above, NASDAQ OMX proposes to amend each provision of the By-Laws that currently requires a supermajority vote of stockholders to instead require a "majority of votes outstanding." NASDAQ

OMX's By-Laws currently include the following two supermajority voting requirements, each of which conforms with an analogous provision in the Charter.

- Removal of Directors. Section 4.6 provides that any or all of the directors may be removed from office at any time by the affirmative vote of at least 66 2/3% of the total voting power of the Voting Stock, voting together as a single class.[35]

- Adoption, Alteration, Amendment and Repeal of By-Laws. Section 11.1 provides that the By-Laws may be altered amended or repealed, or new By-Laws may be adopted, at any meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting power of the Voting Stock, voting together as a single class.[36]

To conform with the proposed changes to the Charter, NASDAQ OMX proposes to replace each of these supermajority voting requirements with a voting standard requiring the affirmative vote of a majority of the outstanding Voting Stock. As discussed above with respect to the analogous Charter amendments, NASDAQ OMX believes that a "majority of outstanding shares" standard reflects a balanced approach that responds to stockholder feedback while appropriately maintaining NASDAQ OMX's defensive posture against hostile takeovers.

(e) Procedures for Filling Board Vacancies

Section 4.8 of the By-Laws sets forth the procedures to fill a director position that has become vacant, whether because of death, disability, disqualification, removal or resignation. Under the current provisions, if such a vacancy occurs, the Nominating &

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35 This provision is analogous to Article Fifth, Paragraph D of the Charter, which is discussed under Section (ii)(a) above.

36 This provision is analogous to Article Eighth, Paragraph A of the Charter, which is discussed under Section (ii)(a) above.

Governance Committee of the Board shall nominate, and the Board shall elect by majority vote, a person to fill the vacancy. In light of the addition of a right for stockholders to call a special meeting, as discussed above, NASDAQ OMX proposes amendments to Section 4.8 to state explicitly that vacancies on the Board are to be filled by a majority vote of the Board, and not by stockholders. In addition, to prescribe procedures in case multiple Board vacancies occur at the same time, the proposed amendments state that a Board vacancy shall be filled by the majority of the directors, even if there is less than a quorum, or by the sole remaining director, if there is only one director remaining on the Board. The proposed amendments do not change any of the other procedures for filling Board vacancies.

(f) Use of Electronic Means for Certain Notices and Related Waivers

Currently, Section 4.12(a) of the By-Laws provides that notice of any meeting of the Board shall be deemed duly given to a director if, among other methods, the notice is sent to the director at the address last made known in writing to NASDAQ OMX by telegraph, telefax, cable, radio or wireless. Section 4.12(b) of the By-Laws provides that such notice of a board meeting need not be given to any director if waived by the director in writing or by electronic transmission (or by telegram, telefax, cable, radio or wireless and subsequently confirmed in writing or by electronic transmission). NASDAQ OMX proposes amendments to Sections 4.12(a) and (b) to provide that both notices and waivers of such notices can be given by e-mail or other means of written electronic transmission. These amendments are intended merely to expand the means through which notices and waivers of notices may be given, and the amendments do not affect any of the other procedural requirements of Sections 4.12(a) and (b). In addition, the proposed amendments reflect current practices, as a substantial amount of communications between NASDAQ OMX and its directors, outside of Board meetings, occurs through electronic means.

(g) Composition of the Management Compensation Committee

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 10C-1 under the Exchange Act,[37] NASDAQ recently amended its listing rules relating to compensation committees.[38] Since NASDAQ OMX is listed on NASDAQ, it must comply with these listing rules just like any other listed company. NASDAQ OMX therefore proposes amendments to Section 4.13(f) of the By-Laws, which relates to the composition of the Management Compensation Committee of NASDAQ OMX's Board, to conform to the recent amendments to NASDAQ's listing rules. Specifically, NASDAQ OMX proposes to state that the Management Compensation Committee must consist of at least two members and that each member shall meet the eligibility requirements set forth in the rules of The NASDAQ Stock Market.

(h) No Amendment or Repeal of Certain By-Law Amendments

While current Section 11.1 of the By-Laws provides for alteration, amendment, repeal and adoption of By-Laws by the stockholders, current Section 11.2 provides for alteration, amendment, repeal and adoption of By-Laws by the Board. These two sections operate as alternate means to alter, amend, repeal or adopt By-Laws. In other

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37 See Pub. L. No. 111-203, 124 Stat. 1376 (2010) and 17 CFR 240.10C-1.

38 See Securities Exchange Act Release No. 68640 (January 11, 2013), 78 FR 4554 (January 22, 2013) (SR-NASDAQ-2012-109). Among other things, the amendments require each NASDAQ-listed company, with certain exceptions, to have a compensation committee of its board of directors, consisting of a minimum of two independent directors who meet additional eligibility requirements relating to compensatory fees and affiliation.

words, the stockholders may alter, amend, repeal or adopt By-Laws without any action by the Board, and vice versa. NASDAQ OMX proposes to add a proviso to Section 11.2 to state that no By-Law adopted by the stockholders shall be amended or repealed by the Board if the By-Law so adopted so provides. This is a stockholder-friendly provision that is intended to prevent the Board from subsequently overriding stockholder action to amend or repeal the By-Laws.

(i) Non-Substantive Changes

The remaining proposed By-Law amendments are non-substantive changes, which will simplify and streamline the document. Specifically, NASDAQ OMX proposes minor changes to Section 3.3 to incorporate the new defined term "Proposing Person," to use the term "nomination" rather than "nominee" for consistency and to correct two cross-references. NASDAQ OMX also proposes to delete obsolete references to the 3.75% Series A Convertible Notes due 2012 and the Series B Convertible Notes due 2012, which are no longer outstanding, in Section 12.7.

In addition, NASDAQ OMX proposes to correct typographical errors and/or delete obsolete cross-references in Article I(f), Section 4.3, Section 9.4(b), Section 12.5 and Section 12.6. Finally, NASDAQ OMX proposes to renumber and reorganize the provisions of the By-Laws, where necessary following the other amendments.

2. Statutory Basis

The Exchange believes that its proposal is consistent with Section 6(b) of the Act,[39] in general, and furthers the objectives of Section 6(b)(5) of the Act,[40] in particular,

39 15 U.S.C. 78f(b).

40 15 U.S.C. 78f(b)(5).

in that it is designed to promote just and equitable principles of trade, to remove impediments to and perfect the mechanism of a free and open market and a national market system, and, in general to protect investors and the public interest.

In response to feedback from its investors, NASDAQ OMX is proposing changes to its Charter to replace each supermajority voting requirement with a "majority of outstanding shares" voting standard. NASDAQ OMX believes this approach will strike an appropriate balance between responding to stockholder feedback and protecting the Company and its investors against hostile takeovers. In addition, the clarifying changes to the Charter will protect investors by making the Charter more concise and easier to understand. Both sets of changes to the Charter were approved by NASDAQ OMX's investors at the most recent annual meeting of stockholders.

NASDAQ OMX also proposes to eliminate the Certificate of Designation relating to the Series A Convertible Preferred Stock, which is no longer outstanding. This proposed change will protect investors by enhancing the clarity of NASDAQ OMX's Charter.

Finally, NASDAQ OMX proposes changes to its By-Laws: (i) to implement a stockholder right to call a special meeting; (ii) to enhance the "advance notice" procedures; (iii) to require certain information and agreements from director-nominees; (iv) to remove and replace the supermajority voting provisions to conform to the Charter amendments; (v) to clarify the procedures for filling Board vacancies; (vi) to allow the use of electronic means for certain notices and waivers; (vii) to conform the composition requirements for the Management Compensation Committee of NASDAQ OMX's Board with the NASDAQ listing rules; (vii) to prevent the Board from amending or repealing

By-Law amendments approved by the stockholders; and (viii) to make other non-substantive changes.

The proposals relating to the stockholder right to call a special meeting and to remove and replace the supermajority voting requirements are responsive to feedback from NASDAQ OMX's stockholders. The additional procedural requirements relating to special and annual meetings will protect investors by stating clearly and explicitly the procedures stockholders must follow to propose business at such meetings. The requirement for certain information and agreements from director-nominees will enhance investor protection by ensuring that nominees provide adequate information about themselves and also comply with applicable law and certain NASDAQ OMX policies and procedures relating to the Board. The prohibition on the Board amending or repealing By-Law amendments approved by the stockholders is a stockholder-friendly provision that is intended to prevent the Board from subsequently overriding stockholders' wishes. Finally, the remaining changes are clarifying in nature, and they enhance investor protection by conforming NASDAQ OMX's governance documents to current practices and applicable rules and by making them clearer and easier to understand.

B. Self-Regulatory Organization's Statement on Burden on Competition

Because the proposed rule change relates to the governance of NASDAQ OMX and not to the operations of the Exchange, the Exchange does not believe that the proposed rule change will impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Act.

C. Self-Regulatory Organization's Statement on Comments on the Proposed Rule Change Received from Members, Participants, or Others

No written comments were either solicited or received.

III. Date of Effectiveness of the Proposed Rule Change and Timing for Commission Action

Within 45 days of the date of publication of this notice in the Federal Register or within such longer period (i) as the Commission may designate up to 90 days of such date if it finds such longer period to be appropriate and publishes its reasons for so finding or (ii) as to which the Exchange consents, the Commission shall: (a) by order approve or disapprove such proposed rule change, or (b) institute proceedings to determine whether the proposed rule change should be disapproved.

IV. Solicitation of Comments

Interested persons are invited to submit written data, views, and arguments concerning the foregoing, including whether the proposed rule change is consistent with the Act. Comments may be submitted by any of the following methods:

Electronic comments:

- Use the Commission's Internet comment form (http://www.sec.gov/rules/sro.shtml); or
- Send an e-mail to rule-comments@sec.gov. Please include File Number SR-NASDAQ-2013-148 on the subject line.

Paper comments:

- Send paper comments in triplicate to Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

All submissions should refer to File Number SR-NASDAQ-2013-148. This file number should be included on the subject line if e-mail is used. To help the Commission process and review your comments more efficiently, please use only one method. The Commission will post all comments on the Commission's Internet Web site (http://www.sec.gov/rules/sro.shtml).

Copies of the submission, all subsequent amendments, all written statements with respect to the proposed rule change that are filed with the Commission, and all written communications relating to the proposed rule change between the Commission and any person, other than those that may be withheld from the public in accordance with the provisions of 5 U.S.C. 552, will be available for website viewing and printing in the Commission's Public Reference Room, 100 F Street, NE, Washington, DC 20549, on official business days between the hours of 10:00 a.m. and 3:00 p.m. Copies of the filing also will be available for inspection and copying at the principal office of the Exchange. All comments received will be posted without change; the Commission does not edit personal identifying information from submissions. You should submit only information that you wish to make available publicly.

All submissions should refer to File Number SR-NASDAQ-2013-148 and should be submitted on or before [insert date 21 days from publication in the Federal Register].

For the Commission, by the Division of Trading and Markets, pursuant to delegated authority.[41]

Kevin M O'Neill
Deputy Secretary

[41] 17 CFR 200.30-3(a)(12).

EXHIBIT 5

Deleted text is [bracketed]. New text is underlined.

* * * * *

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE NASDAQ OMX GROUP, INC.

The undersigned, [Joan C. Conley]____________, [Corporate Secretary]__________ of The NASDAQ OMX Group, Inc. ("Nasdaq"), a Delaware corporation, does hereby certify:

FIRST: That the name of the corporation is The NASDAQ OMX Group, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was November 13, 1979. The name under which Nasdaq was originally incorporated was "NASD Market Services, Inc."

SECOND: [That the Restated Certificate of Incorporation of Nasdaq dated May 27, 2003, as previously amended by the Certificate of Amendment dated May 25, 2005; the Certificate of Amendment dated August 1, 2006; the Certificate of Amendment dated March 11, 2006; the Certificate of Elimination of the Series A Cumulative Preferred Stock, Series B Preferred Stock, and Series C Cumulative Preferred Stock dated March 31, 2006; the Certificate of Designation of Series D Preferred Stock dated December 14, 2005; the Certificate of Amendment dated February 27, 2008; and the Certificate of Elimination of Series D Preferred Stock dated March 10, 2009 is hereby restated and integrated to read in its entirety as follows:]Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation further amends and restates the provisions of Nasdaq's Restated Certificate of Incorporation filed on May 11, 2009, to read in its entirety as follows:

* * * * *

ARTICLE FOURTH

A. – B. No change.

C. 1. [(a)] Except as may otherwise be provided in this Restated Certificate of Incorporation (including any Preferred Stock Designation) or by applicable law, each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and no holder of any series of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof.

[(b) Except as may otherwise be provided in this Restated Certificate of Incorporation or by applicable law, the holders of the 3.75% Series A Convertible Notes due 2012 (as may be amended, supplemented or otherwise modified from time to time, the "Series A Notes") and the 3.75% Series B Convertible Notes due 2012 (as may be amended, supplemented or otherwise modified from time to time, the "Series B Notes" and, together with the Series A Notes, the "Notes") which may be issued from time to time by Nasdaq shall be entitled to vote on all matters submitted to a vote of the stockholders of Nasdaq, voting together with the holders of the Common Stock (and of any other shares of capital stock of Nasdaq entitled to vote at a meeting of stockholders) as one class. Each principal amount of Notes shall be entitled to a number of votes equal to the number of votes represented by the Common Stock of Nasdaq that could then be acquired upon conversion of such principal amount of Notes into Common Stock, subject to adjustments as provided in the Notes and the Indenture dated as of April 22, 2005 between Nasdaq and Law Debenture Trust Company of New York, as trustee, as such Indenture may be amended, supplemented or otherwise modified from time to time. Holders of the Notes shall be deemed to be stockholders of Nasdaq, and the Notes shall be deemed to be shares of stock, solely for the purpose of any provision of the General Corporation Law of the State of Delaware or this Restated Certificate of Incorporation that requires the vote of stockholders as a prerequisite to any corporate action.]

2. Notwithstanding any other provision of this Restated Certificate of Incorporation, but subject to subparagraph 6 of this paragraph C. of this Article Fourth, in no event shall [(i)]any record owner of any outstanding Common Stock or Preferred Stock which is beneficially owned, directly or indirectly, as of any record date for the determination of stockholders [and/or holders of Notes entitled to vote on any matter, or (ii) any holder of any Notes which are beneficially owned, directly or indirectly, as of any record date for the determination of stockholders and/or holders of Notes]entitled to vote on any matter, by a person (other than an Exempt Person) who beneficially owns shares of Common Stock[,] and/or Preferred Stock [and/or Notes]in excess of five percent (5%) of the then-outstanding shares of stock generally entitled to vote as of the record date in respect of such matter ("Excess Shares[and/or Notes]"), be entitled or permitted to vote any Excess Shares [and/or Notes]on such matter. For all purposes hereof, any calculation of the number of shares of stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding shares of stock of which any person is the beneficial owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date of filing this Restated Certificate of Incorporation.

3. The following definitions shall apply to this paragraph C. of this Article Fourth:

   (a) No change.

(b) A person shall be deemed the "beneficial owner" of, shall be deemed to have "beneficial ownership" of and shall be deemed to "beneficially own" any securities:

(i) – (ii) No change.

(iii) which are beneficially owned, directly or indirectly, by any other person and with respect to which such person or any of such person's Affiliates has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to (b)(ii)(B) above) or disposing of such securities; provided, however, that [(A)]no person who is an officer, director or employee of an Exempt Person shall be deemed, solely by reason of such person's status or authority as such, to be the "beneficial owner" of, to have "beneficial ownership" of or to "beneficially own" any securities that are "beneficially owned" (as defined herein), including, without limitation, in a fiduciary capacity, by an Exempt Person or by any other such officer, director or employee of an Exempt Person[, and (B) the Voting Trustee, as defined in the Voting Trust Agreement by and among Nasdaq, the National Association of Securities Dealers, Inc., a Delaware corporation (the "NASD"), and The Bank of New York, a New York banking corporation, as such may be amended from time to time (the "Voting Trust Agreement"), shall not be deemed, solely by reason of such person's status or authority as such, to be the "beneficial owner" of, to have "beneficial ownership" of or to "beneficially own" any securities that are governed by and held in accordance with the Voting Trust Agreement].

(c) – (e) No change.

(f) The Board shall have the power to construe and apply the provisions of this paragraph C. of this Article Fourth and to make all determinations necessary or desirable to implement such provisions, including, but not limited to, matters with respect to (1) the number of shares of stock beneficially owned by any person, (2) [the number of Notes beneficially owned by any person, (3)]whether a person is an Affiliate of another, ([4]3) whether a person has an agreement, arrangement or understanding with another as to the matters referred to in the definition of beneficial ownership, ([5]4) the application of any other definition or operative provision hereof to the given facts, or ([6]5) any other matter relating to the applicability or effect of this paragraph C. of this Article Fourth.

4. The Board shall have the right to demand that any person who is reasonably believed to hold of record or beneficially own Excess Shares [and/or Notes]supply Nasdaq with complete information as to (a) the record owner(s) of all shares [and/or Notes]beneficially owned by such person who is reasonably believed to own Excess Shares[and/or Notes], and (b) any other factual matter relating to the applicability or effect of this paragraph C. of this Article Fourth as may reasonably be requested of such person.

5. Any constructions, applications, or determinations made by the Board, pursuant to this paragraph C. of this Article Fourth, in good faith and on the basis of such information and assistance as was then reasonably available for such purpose, shall be conclusive and binding upon Nasdaq[,] and its stockholders[and the holders of the Notes].

6. Notwithstanding anything herein to the contrary, subparagraph 2 of this paragraph C. of this Article Fourth shall not be applicable to any Excess Shares [and/or Notes]beneficially owned by [(a) the NASD or its Affiliates until such time as the NASD beneficially owns five percent (5%) or less of the outstanding shares of stock and/or Notes entitled to vote on the election of a majority of directors at such time, (b)]any [other]person as may be approved for such exemption by the Board prior to the time such person beneficially owns more than five percent (5%) of the outstanding shares of stock [and/or Notes]entitled to vote on the election of a majority of directors at such time[or (c) Hellman & Friedman Capital Partners IV, L.P., H & F International Partners IV-A, L.P., H & F International Partners IV-B, L.P., H& F Executive Fund, IV L.P.; Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P., and Silver Lake Investors, L.P. or their respective affiliated investment funds that are: (i) under common management and control, (ii) comprised of members or partners with the same ultimate ownership, and (iii) subject to terms and conditions that are substantially identical in all material respects, if the Board has approved an exemption for any other person pursuant to Section 6(b) of this paragraph C. of this Article Fourth (other than an exemption granted in connection with the establishment of a strategic alliance with another exchange or similar market) provided that in no event shall the exemption contained in Section 6(c) cause a registered broker or dealer or an Affiliate thereof (a "Broker Affiliate," provided that, a Broker Affiliate shall not include an entity that either owns ten percent or less of the equity of a broker or dealer, or for which the broker or dealer accounts for one percent or less of the gross revenues received by the consolidated entity) to receive an exemption for a greater percentage of voting securities than has been granted to another Broker Affiliate by the Board]. The Board, however, may not approve an exemption under Section 6(b): (i) for a [Broker]registered broker or dealer or an Affiliate thereof or (ii) an individual or entity that is subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act. The Board may approve an exemption for any other stockholder [or holder of Notes]if the Board

determines that granting such exemption would (A) not reasonably be expected to diminish the quality of, or public confidence in, Nasdaq or The NASDAQ Stock Market LLC or the other operations of Nasdaq and its subsidiaries, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (B) promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

7. In the event any provision (or portion thereof) of this paragraph C. of this Article Fourth shall be found to be invalid, prohibited or unenforceable for any reason, the remaining provisions (or portions thereof) of this paragraph C. of this Article Fourth shall remain in full force and effect, and shall be construed as if such invalid, prohibited or unenforceable provision (or portion hereof) had been stricken herefrom or otherwise rendered inapplicable, it being the intent of Nasdaq[,] and its stockholders [and the holders of the Notes]that each such remaining provision (or portion thereof) of this paragraph C. of this Article Fourth remains, to the fullest extent permitted by law, applicable and enforceable as to all stockholders[and all holders of Notes], including stockholders [and holders of Notes]that beneficially own Excess Shares[and/or Notes], notwithstanding any such finding.

ARTICLE FIFTH

A. The business and affairs of Nasdaq shall be managed by, or under the direction of, the Board. The total number of directors constituting the entire Board shall [he]be fixed from time to time by the Board.

B. [Subject to the provisions of this paragraph B, the Board]The directors (other than those directors elected by the holders of any series of Preferred Stock provided for, or fixed pursuant to the provisions of Article Fourth hereof (the "Preferred Stock Directors")) shall be [divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Each director elected or appointed prior to this effectiveness of this Certificate of Amendment under the General Corporation Law of the State of Delaware shall serve for his or her full term, such that the term of each Class I director shall expire at the 2007 annual meeting of stockholders; the term of each Class II director shall expire at the 2005 annual meeting of stockholders; and the term of each Class III director shall expire at the 2006 annual meeting of stockholders. In case of any increase or decrease, from time to time, in the number of directors (other than Preferred Stock Directors), the number of directors in each class shall be apportioned as nearly equal as possible. The term of each director elected at the 2005 annual meeting of stockholders and at each subsequent annual meeting of stockholders shall expire at the first annual meeting of stockholders following his or her election. Commencing with the 2007 annual meeting of stockholders, the foregoing classification of the Board shall cease, and the directors, other than the Preferred

Stock Directors, shall be]elected at an annual meeting of stockholders, or at a special meeting called for such purpose in lieu of the annual meeting, by the holders of the Voting Stock (as hereinafter defined) and shall hold office until the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

C. No change.

D. Except for Preferred Stock Directors, any director, or the entire Board, may be removed from office at any time, but only by the affirmative vote of [at least 66 2/3% of the total voting power]a majority of the outstanding shares of capital stock of Nasdaq entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

E. No change.

* * * * *

ARTICLE EIGHTH

A. In furtherance of, and not in limitation of, the powers conferred by law, the Board is expressly authorized and empowered to adopt, amend or repeal the By-Laws of Nasdaq; provided, however, that the By-Laws adopted by the Board under the powers hereby conferred may be amended or repealed by the Board or by the stockholders having voting power with respect thereto, provided further that, notwithstanding any other provision of this Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the stock required by law or this Restated Certificate of Incorporation, the affirmative vote of the holders of [at least 66 2/3% percent of the total voting power]a majority of the outstanding Voting Stock, voting together as a single class, shall be required in order for the stockholders to adopt, alter, amend or repeal any By-Law.

B. No change.

ARTICLE NINTH

A. Nasdaq reserves the right to amend, alter, change, or repeal any provisions contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred herein are granted subject to this reservation; provided, however, that the affirmative vote of the holders of [at least 66 2/3% of the voting power]a majority of the outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with paragraph C. of Article Fourth, Article Fifth, Article Seventh, Article Eighth or this Article Ninth[; provided further, however, the affirmative vote of at least 66 2/3% of the voting power of the holders of the outstanding Notes shall also be required to (i) amend paragraph C. of Article Fourth in a manner that would adversely affect the rights of the holders of the

Notes thereunder without similarly affecting the rights of the holders of the Common Stock thereunder or (ii) amend this clause].

B. No change.

* * * * *

ARTICLE ELEVENTH

In light of the unique nature of Nasdaq and its subsidiaries, including the status of The NASDAQ Stock Market LLC as a self regulatory organization, the Board of Directors, when evaluating (A) any tender or exchange offer or invitation for tenders or exchanges, or proposal to make a tender or exchange offer or request or invitation for tenders or exchanges, by another party, for any equity security of Nasdaq, (B) any proposal or offer by another party to (1) merge or consolidate Nasdaq or any subsidiary with another corporation or other entity, (2) purchase or otherwise acquire all or a substantial portion of the properties or assets of Nasdaq or any subsidiary, or sell or otherwise dispose of to Nasdaq or any subsidiary all or a substantial portion of the properties or assets of such other party, or (3) liquidate, dissolve, reclassify the securities of, declare an extraordinary dividend of, recapitalize or reorganize Nasdaq, (C) any action, or any failure to act, with respect to any holder or potential holder of Excess Shares [and/or Notes]subject to the limitations set forth in subparagraph 2 of paragraph C. of Article Fourth, (D) any demand or proposal, precatory or otherwise, on behalf of or by a holder or potential holder of Excess Shares [and/or Notes]subject to the limitations set forth in subparagraph 2 of paragraph C. of Article Fourth or (E) any other issue, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board of Directors deems relevant, including, without limitation, to the extent deemed relevant, (i) the potential impact thereof on the integrity, continuity and stability of Nasdaq and The NASDAQ Stock Market LLC and the other operations of Nasdaq and its subsidiaries, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

[THIRD: That such Restated Certificate of Incorporation has been duly adopted by Nasdaq in accordance with the applicable provisions of Sections 245 of the General Corporation Law of the State of Delaware;

FOURTH: That such Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of Nasdaq's certificate of incorporation as heretofore amended or supplemented, and that there is no discrepancy between those provisions and the provisions of such Restated Certificate of Incorporation.]

IN WITNESS WHEREOF, the undersigned has executed this certificate this [11th]___ day of [May]__, [2009]____.

THE NASDAQ OMX GROUP, INC.

By: [/s/ Joan C. Conley]
Name: [Joan C. Conley]
Office:[Senior Vice President and Corporate Secretary]

Attached hereto as Exhibit A is a copy of the Certificate of Designation of Series A Convertible Preferred Stock of The NASDAQ OMX Group, Inc.

* * * * *

Certificate of Elimination of the Series A Convertible Preferred Stock of The NASDAQ OMX Group, Inc.

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, The NASDAQ OMX Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the "General Corporation Law"), hereby certifies as follows:

1. That, pursuant to Section 151 of the General Corporation Law and authority granted in the Restated Certificate of Incorporation of the Company, as theretofore amended, the Board of Directors (the "Board") of the Company, by resolution duly adopted, authorized the issuance of a series of preferred stock of the Company as Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on October 1, 2009, filed a Certificate of Designation with respect to such Series A Convertible Preferred Stock in the office of the Secretary of State of the State of Delaware (the "Secretary of State").

2. That no shares of such Series A Convertible Preferred Stock are outstanding and no shares thereof will be issued subject to such Certificate of Designation.

3. That the Board of the Company has adopted the following resolutions:

> BE IT RESOLVED, that recognizing that no shares of Series A Convertible Preferred Stock are outstanding and no shares of such series shall be issued subject to the Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock filed with the Delaware Secretary of State, the elimination of such Certificate of Designation and of all matters set forth therein is hereby approved; and

BE IT FURTHER RESOLVED, that the amendment of the Company's Restated Certificate of Incorporation to eliminate the matters set forth therein relating to the Series A Convertible Preferred Stock is hereby approved; and

BE IT FURTHER RESOLVED, that staff is hereby authorized to make all necessary filings with the State of Delaware to effectuate the foregoing resolutions.

4. That, accordingly, the Certificate of Designation with respect to such Series A Convertible Preferred Stock, and all matters set forth therein with respect to such Series A Convertible Preferred Stock, be, and hereby are, eliminated from the Restated Certificate of Incorporation of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, The NASDAQ OMX Group, Inc. has caused this Certificate to be executed by its duly authorized officer this __ day of ______, 200_.

THE NASDAQ OMX GROUP, INC.

By: ______________________________
Name:
Title:

* * * * *

BY-LAWS OF THE NASDAQ OMX GROUP, INC.

Article I Definitions

When used in these By-Laws, unless the context otherwise requires, the term:

(a) – (e) No change.

(f) "Corporation" means The [Nasdaq]NASDAQ OMX Group, Inc.;

(g) – (t) No change.

* * * * *

Article III Meetings of Stockholders

Sec. 3.1 Annual Meetings of Stockholders

(a) Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to the Corporation's notice of meeting (or any supplement thereto), (ii) by or at the direction of the Board or the Nominating & Governance Committee or (iii) by any stockholder of the Corporation who [was](A) is a stockholder of record of the Corporation (and, with respect to any beneficial owner, if such person is different from the shareholder of record, on whose behalf such nomination or other business is made or proposed to be brought, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time the notice provided for in this Section 3.1 is delivered to the Secretary of the Corporation[, who] and at the time of the meeting, (B) is entitled to vote at the meeting and [who](C) complies with the notice procedures set forth in this Section 3.1.

(b) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Section 3.1(a)(iii), the stockholder must have given timely notice thereof [in writing](including, in the case of a nomination, timely delivery of the completed and signed questionnaire, representation and agreement required by Section 3.1(b)(i)(D)), and timely updates or supplements to such notice, in writing and in proper form to the Secretary of the Corporation and any such proposed business other than the nominations of persons for election to the Board must constitute a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth day nor earlier than the close of business on the one hundred twentieth day prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty days before or more than seventy days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. In addition, to be timely, a stockholder's notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the annual meeting and as of the 10th business day prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the Corporation not later than the fifth business day after the record date for the annual meeting (in the case of the update and supplement required to be made as of the record date), and not later than the eighth business day prior to the date for the annual meeting or, if practicable, any adjournment or postponement thereof and, if not practicable, on the first practicable date prior to the date to which the annual meeting has been adjourned or postponed (in the case of the update and supplement required to be made as of the 10th business day prior to the annual meeting or any adjournment or postponement thereof). Such stockholder's notice shall set forth:

(i) as to each person, if any, whom [the stockholder]a Proposing Person proposes to nominate for election or reelection as a director, (A) all information [relating to such person]with respect to such proposed nominee that would be required to be disclosed pursuant to clause (iii) of this Section 3.1(b) if such proposed nominee were a Proposing Person, (B) all information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to [Regulation]Section 14(a) under the Act and the rules thereunder ([and]including such [person's]proposed nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected)[;], (C) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any Proposing Person, on the one hand, and such proposed nominee and any of his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Requesting Person were the "registrant" for purposes of such rule and the proposed nominee were a director or executive officer of such registrant, and (D) a completed and signed questionnaire, representation and agreement in accordance with Section 3.5. The Corporation may require any proposed nominee to furnish such other information (i) as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation or (ii) that could be material to a reasonable stockholder's understanding of the independence, or lack of independence, of such proposed nominee;

(ii) as to any other business that the stockholder proposes to bring before the meeting, (A) a [brief]reasonably detailed description of [the]such business[desired to be brought before the meeting], the reason or reasons for conducting such business at such meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the By-Laws of the Corporation, the language of the proposed amendment), [the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made]and (C) a reasonably detailed description of all contracts, agreements, arrangements and understandings (1) between or among any of the Proposing Persons or (2) between or among any Proposing Person and any other person or persons (including their names) in connection with the proposal of such business; and

(iii) as to [the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made]each Proposing Person

(A) the name and address of such [stockholder,]Proposing Person (including, if applicable as they appear on the Corporation's books[, and of such beneficial owner,]);

(B) the class or series and number of shares of capital stock of the Corporation which are owned beneficially (within the meaning of Rule 13d-3 under the Act) and of record by such [stockholder and such beneficial owner,]Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such person has a right to acquire beneficial ownership at any time in the future;

(C) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing[,];

(D) [a description of any agreement, arrangement or understanding]any derivative, swap or other transaction (including any [derivative or]short positions, profit interest[s], options, warrants, convertible securities, stock appreciation or similar rights)[, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of stock of the Corporation,] or series of transactions engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to give such Proposing Person economic risk similar to ownership of shares of any class or series of the Corporation, including due to the fact that the value of such derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any shares of any class or series of the Corporation, or which derivative, swap or other transaction or series of transactions provides, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of the Corporation (any of the foregoing, a "Synthetic Equity Interest"), which Synthetic Equity Interest shall be disclosed without regard to whether (1) the derivative, swap or other transaction or series of transactions conveys any voting rights in such shares to such Proposing Person, (2) the derivative, swap or other transaction or series of transactions is required to be, or is capable of being, settled through delivery of such shares or (3) such Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transaction or series of transactions;

(E) any proxy (other than a revocable proxy or consent given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Act by way of a solicitation statement filed on Schedule 14A), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to vote any shares of any class or series of the Corporation;

(F) any proportionate interest in shares of the Corporation or Synthetic Equity Interest held, directly or indirectly, by a general or limited partnership in which such Proposing Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;

(G) any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, entered into or engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Proposing Person with respect to shares of any class or series of the Corporation, or that provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of shares of any class or series of the Corporation (any of the foregoing, a "Short Interest");

(H) any performance-related fees (other than an asset-based fee) to which such Proposing Person is entitled based on any increase or decrease in the price or value of shares of any class or series of the Corporation, or any Synthetic Equity Interest or Short Interest;

(I) any significant equity interest or any Synthetic Equity Interest or Short Interest in any principal competitor of the Corporation held by such Proposing Person;

(J) any direct or indirect interest of such Proposing Person in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

(K) any pending or threatened litigation in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or Directors, or any affiliate of the Corporation;

(L) any material transaction occurring, in whole or in part, during the then immediately preceding 12-month period between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand;

(M) any other information relating to the Proposing Person required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of Directors in an election contest pursuant to and in accordance with Section 14(a) of the Act and the rules and regulations promulgated thereunder (the disclosures to be made pursuant to the foregoing clauses (C) through (M) are referred to as "Disclosable Interests"); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these By-Laws on behalf of a beneficial owner;

([E]N) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination[,]; and

([F]O) a representation whether the [stockholder or the beneficial owner, if any,]Proposing Person intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (2) otherwise to solicit proxies from stockholders in support of such proposal or nomination[, and (G) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Act and the rules and regulations promulgated thereunder].

The foregoing notice requirements of this Article III shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. [The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.]

(c) For purposes of this Section 3.1, the term "Proposing Person" shall mean (i) the stockholder providing the notice of business or the notice of the nomination, as applicable, proposed to be brought before an annual meeting, (ii) any beneficial owner or beneficial owners, if different, on whose behalf such business is proposed to be brought before the meeting or the notice of the nomination proposed to be made at the meeting is made, as applicable, and (iii) any affiliate or associate (each within the meaning of Rule 12b-2 under the Act for purposes of these By-Laws) of such stockholder or beneficial owner.

(d) Notwithstanding anything in the second sentence of Section 3.1(b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is increased effective at the annual meeting and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 3.1 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

Sec. 3.2 Special Meetings of Stockholders

[Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board or the Nominating & Governance Committee or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 3.2 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 3.2.]

(a) Special meetings of the stockholders of the Corporation may only be called (i) at any time by the Board pursuant to a resolution adopted by a majority of the total number of directors the Corporation would have if there were no vacancies and (ii) by the Secretary following his or her receipt of a written request in proper form for a special meeting (a "Special Meeting Request") by one or more stockholders holding of record, in the aggregate, at least 15 percent of the outstanding shares of capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting (the "Requisite Percentage"), which shares are determined to be "Net Long Shares" in accordance with this Section 3.2, and having held such Net Long Shares continuously for at least one year as of the date of such request (the "Requisite Holders"). For purposes of determining Requisite Holders under this Section 3.2, "Net Long Shares" shall be limited to the number of shares beneficially owned, directly or indirectly, by any stockholder or beneficial owner that constitute such person's "net long position" as defined in Rule 14e-4 under the Act, provided that (A) for the purposes of such definition, references in such Rule to "the date the tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired" shall be the date of the relevant Special Meeting Request and all dates in the one year period prior thereto, the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of the Corporation's capital stock on the NASDAQ Stock Market on such date (or, if such date is not a trading day, the next succeeding trading day), the "person whose securities are the subject of the offer" shall refer to the Corporation, a "subject security" shall refer to the issued and outstanding voting stock of the Corporation; and (B) the net long position of such stockholder shall be reduced by any shares as to which such person does not have the right to vote or direct the vote at the proposed special meeting or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares. In addition, to the extent any affiliates of the stockholder or beneficial owner are acting in concert with the stockholder or beneficial owner with respect to the calling of the special meeting, the determination of Net Long Shares may include the effect of aggregating the Net Long Shares (including any negative number) of such affiliate or affiliates. Whether shares constitute Net Long

Shares shall ultimately be decided by the Board in its reasonable determination. In determining whether a special meeting of stockholders has been requested by the Requisite Holders representing in the aggregate at least the Requisite Percentage, multiple Special Meeting Requests delivered to the Secretary will be considered together only if (i) each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the requested special meeting (in each case as determined in good faith by the Board) and (ii) such Special Meeting Requests have been dated and delivered to the secretary within 60 days of the earliest dated Special Meeting Request. To be in proper form, a Special Meeting Request must comply with this Section 3.2. The Board shall determine whether a Special Meeting Request is in proper form and such determination shall be binding on the Corporation and the stockholders.

(b) If a Special Meeting Request is in proper form, the Board shall determine the place, if any, date and time of the special meeting requested in such Special Meeting Request and the Secretary shall call such special meeting; provided, however, that the date of the special meeting requested in such Special Meeting Request shall not be more than 120 days after the date on which such Special Meeting Request was delivered to the Secretary; provided, further, that the Board may (in lieu of calling the special meeting requested in such Special Meeting Request) present an identical or substantially similar item of business (a "Similar Item"; the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the nomination, election or removal of directors), as determined in good faith by the Board, for stockholder approval at any other meeting of the stockholders that is held not less than 120 days after the date on which such Special Meeting Request was delivered to the Secretary. In fixing the place, if any, date and time for any special meeting, the Board may consider such factors as it deems relevant in its business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for a meeting and any plan of the Board to call an annual meeting or a special meeting.

(c) Notwithstanding anything in these By-Laws to the contrary, a Special Meeting Request shall not be valid and the special meeting requested in such Special Meeting Request shall not be called by the Secretary if (i) such Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law, (ii) such Special Meeting Request is delivered to the Secretary during the period commencing 90 days prior to the one-year anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (iii) a Similar Item was presented at any meeting of stockholders held within 120 days prior to the date on which such Special Meeting Request was delivered to the Secretary or (iv) a Similar Item is included in the Corporation's notice of meeting as an item of Business to be presented at a stockholder's meeting that has been called but not yet held. The Board may adjourn or reschedule any previously scheduled special meeting of the stockholders.

(d) To be in proper form for purposes of this Section 3.2, a Special Meeting Request shall:

(i) Be in writing, signed by each Requesting Person (as defined in Section 3.2(e)) and delivered to the Secretary at the principal executive offices of the Corporation;

(ii) Set forth the information described in Section 3.1(b)(i), Section 3.1(b)(ii) and, as to each Requesting Person, the information described in Section 3.1(b)(iii) (except that, for purposes of this Section 3.2(d)(ii), the term "Requesting Person" shall be substituted for the term "Proposing Person" in all places it appears in Section 3.1(b)(i), Section 3.1(b)(ii) and Section 3.1(b)(iii)); and

(iii) Include (A) an agreement by each Requisite Holder to immediately deliver written notice to the Secretary at the principal executive offices of the Corporation in the case of any disposition, on or prior to the record date for the special meeting requested in the Special Meeting Request, of any shares of capital stock of the Corporation held of record by such Requisite Holder and (B) an acknowledgement that (1) any such disposition shall be deemed a revocation of the Special Meeting Request to the extent of such disposition and (2) if, following such deemed revocation, the Requisite Holders hold of record, in the aggregate, less than the Requisite Percentage of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, there shall be no obligation to hold such special meeting.

(e) For purposes of this Section 3.2, the term "Requesting Person" shall mean (i) each Requisite Holder, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the Special Meeting Request is being delivered to the Secretary and (iii) any affiliate or associate of such stockholder or beneficial owner.

(f) At any special meeting of the stockholders, only such business shall be conducted or considered as shall have been specified in the Corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board or the Secretary, as the case may be. Notwithstanding anything in these By-Laws to the contrary, the Board may submit its own proposal or proposals for consideration at a special meeting. Except in accordance with this Section 3.2, stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders.

(g) The Requisite Holders giving a Special Meeting Request shall further update and supplement such Special Meeting Request, if necessary, so that the information provided or required to be provided in such Special Meeting Request shall be true and correct as of the record date for the special meeting requested to be called pursuant to such Special Meeting Request and as of the 10th business day prior to the special meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the fifth business day after the record date for the special meeting (in the case of the update and supplement required to be made as of the record date), and not later than the eighth business day prior to the date for the special meeting or, if practical, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the special meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of the 10th business day prior to the special meeting or any adjournment or postponement thereof).

(h) The Requisite Holders may revoke a Special Meeting Request by written revocation delivered to the Corporation at any time prior to the special meeting requested in such

Special Meeting Request; provided, however, that the Board shall have the discretion to determine whether or not to proceed with the special meeting.

(i) In the event the [Corporation]Board calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by Section 3.1(b) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth day prior to such special meeting and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

Sec. 3.3 General

(a) Only such persons who are nominated in accordance with the procedures set forth in this Article III shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Article III. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (i) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Article III (including whether the [stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made]Proposing Person solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such [stockholder's nominee]nomination or proposal in compliance with such [stockholder's]Proposing Person's representation as required by Section 3.1(b)(iii)([F]O)) and (ii) if any proposed nomination or business was not made or proposed in compliance with this Article III, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Article III, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.3, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(b) No change.

(c) Notwithstanding the foregoing provisions of this Article III, a stockholder shall also comply with all applicable requirements of the Act and the rules and regulations thereunder with respect to the matters set forth in this Article III; provided however, that any references in these By-Laws to the Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Article III (including Section 3.1(a)(iii) and (b) hereof), and compliance with Section 3.1(a)(iii) and (b) of this Article III shall be the exclusive means for a stockholder to make nominations or submit other business (other than, as provided in the [penultimate]<u>last</u> sentence of Section 3.1(b), matters brought properly under and in compliance with Rule 14a-8 of the Act, as may be amended from time to time). Nothing in Article III shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Act or (ii) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Restated Certificate of Incorporation.

Sec. 3.4 Conduct of Meetings

No change.

<u>**Sec. 3.5 Submission of Questionnaire, Representation and Agreement**</u>

<u>To be eligible to be a nominee for election or reelection as a director of the Corporation, a proposed nominee must deliver (in accordance with the time periods prescribed for delivery of a stockholder's notice under Section 3.1(b) or Section 3.2(i), as applicable), to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary upon written request), and a written representation and agreement (in form provided by the Secretary upon written request) that such proposed nominee (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been fully disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such proposed nominee's ability to comply, if elected as a director of the Corporation, with such proposed nominee's fiduciary duties under applicable law, (ii) is not, and will not become a party to, any agreement, arrangement or understanding with any person other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been fully disclosed to the Corporation, (iii) would be in compliance, if elected as a director of the Corporation, and will comply, with Section 4.3 and Section 4.14, and (iv) in such proposed nominee's individual capacity and on behalf of any person on whose behalf the nomination is made, would be in compliance, if elected as a director of the Corporation, and will comply, with the Corporation's Corporate Governance Guidelines, Board of Director Code of Conduct and Code of Ethics, including all applicable, publicly disclosed conflict of interest, confidentiality, stock ownership and insider trading policies and guidelines of the Corporation.</u>

Article IV Board of Directors

Sec. 4.1 – Sec. 4.2

No change.

Sec. 4.3 Qualifications

Directors need not be stockholders of the Corporation. The number of Non-Industry Directors[,] shall equal or exceed the number of Industry Directors. The Board shall include at least two Public Directors. The Board shall include at least one, but no more than two, Issuer Directors. The Board shall include no more than one Staff Director, unless the Board consists of ten or more Directors. In such case, the Board shall include no more than two Staff Directors.

Sec. 4.4 – Sec. 4.5

No change.

Sec. 4.6 Removal

Any or all of the Directors may be removed from office at any time by the affirmative vote of [at least 66 2/3 percent of the total voting power]a majority of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Sec. 4.7

No change.

Sec. 4.8 Filling of Vacancies

If a Director position becomes vacant, whether because of death, disability, disqualification, removal, or resignation, such vacancy shall be filled only by a majority vote of the Directors then in office, though less than a quorum, or by a vote of the sole remaining Director, and not by the stockholders, for a person nominated by the Nominating & Governance Committee [shall nominate, and the Board shall elect by majority vote, a person]and satisfying the classification (Industry, Non-Industry, Issuer, or Public Director), if applicable, for the directorship as provided in Section 4.3 to fill such vacancy, except that if the remaining term of office for the vacant Director position is not more than six months, no replacement shall be required.

Sec. 4.9 – Sec. 4.11

No change.

Sec. 4.12 Notice of Meetings; Waiver of Notice

(a) Notice of any meeting of the Board shall be deemed to be duly given to a Director if: (i) mailed to the address last made known in writing to the Corporation by such Director as the address to which such notices are to be sent, at least seven days before the day on which such meeting is to be held; (ii) sent to the Director at such address by telegraph, telefax, cable, radio, [or]wireless, e-mail or other means of written electronic transmission, not later than the day before the day on which such meeting is to be held; or (iii) delivered to the Director personally or orally, by telephone or otherwise, not later than the day before the day on which such meeting is to be held. Each notice shall state the time and place of the meeting and the purpose(s) thereof.

(b) Notice of any meeting of the Board need not be given to any Director if waived by that Director in writing or by electronic transmission (or by telegram, telefax, cable, radio, [or]wireless, e-mail or other means of written electronic transmission and subsequently confirmed in writing or by electronic transmission) whether before or after the holding of such meeting, or if such Director is present at such meeting, subject to Article X, Section 10.3(b).

(c) No change.

Sec. 4.13 Committees

(a) – (e) No change.

(f) The Board shall appoint a Management Compensation Committee consisting of at least two members. The Management Compensation Committee shall consider and recommend compensation policies, programs, and practices for employees of the Corporation. The number of Non-Industry Directors on the Management Compensation Committee shall be equal or exceed the number of Industry Directors on the Management Compensation Committee. A Management Compensation Committee member shall hold office for a term of one year. Each member of the Management Compensation Committee shall be an independent director within the meaning of, and shall meet the eligibility requirements set forth in, the rules of the NASDAQ Stock Market.

(g) – (j) No change.

Sec. 4.14 – Sec 4.15

No change.

* * * * *

Article IX Capital Stock

Sec. 9.1 – Sec 9.4

No change.

Sec. 9.4 Transfers of Stock

(a) No change.

(b) Transfers of capital stock shall be made on the books of the Corporation only upon delivery to the Corporation or its transfer agent of: (i) a written direction of the registered holder named in the certificate or such holder's attorney lawfully constituted in writing; (ii) the certificate for the shares of capital stock being transferred; and (iii) a written assignment of the shares of capital stock evidenced thereby[thereby]; or, with respect to uncertificated shares, by delivery of duly executed instructions or in any other manner permitted by applicable law.

Sec. 9.5 – Sec. 9.7

No change.

* * * * *

Article XI Amendments; Emergency By-Laws

Sec. 11.1 By Stockholders

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, at any meeting of the stockholders by the affirmative vote of the holders of [at least 66 2/3 percent of the voting power of the then]a majority of the outstanding stock entitled to vote, voting together as a single class, provided that, in the case of a special meeting, notice that an amendment is to be considered and acted upon shall be inserted in the notice or waiver of notice of said meeting.

Sec. 11.2 By Directors

To the extent permitted by the Restated Certificate of Incorporation, these By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, at any regular or special meeting of the Board by a resolution adopted by a vote of a majority of the whole Board; but no By-Law adopted by the stockholders shall be amended or repealed by the Board if the By-Law so adopted so provides.

Sec. 11.3 – Sec. 11.4

No change.

Article XII The Self-Regulatory Subsidiaries

Sec. 12.1 – Sec. 12.4

No change.

Sec. 12.5 Board Action with Respect to Voting Limitations of the Certificate of Incorporation

For so long as the Corporation shall control, directly or indirectly, any Self-Regulatory Subsidiary, a resolution of the Board to approve an exemption for any person under Article Fourth, Section C.6[(b)] of the Restated Certificate of Incorporation (the "Certificate") shall not be permitted to become effective until such resolution has been filed with and approved by the Commission under Section 19 of the Act. The Board may not approve an exemption under [Section 6(b)]Article Fourth, Section C.6[(b)] of the Certificate: (i) for a registered broker or dealer or an Affiliate thereof (as defined in the Certificate) (provided that, for these purposes, an Affiliate shall not be deemed to include an entity that either owns ten percent or less of the equity of a broker or dealer, or the broker or dealer accounts for one percent or less of the gross revenues received by the consolidated entity); or (ii) an individual or entity that is subject to a statutory disqualification under Section 3(a)(39) of the [Exchange]Act. The Board may approve an exemption under Article Fourth, Section C.6[(b)] if the Board determines that granting such exemption would (A) not reasonably be expected to diminish the quality of, or public confidence in, the Corporation or the Self-Regulatory Subsidiaries or the other operations of the Corporation and its subsidiaries, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, (B) promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system, and (C) would promote the prompt and accurate clearance and settlement of securities transactions (and to the extent applicable, derivative agreements, contracts and transactions), would assure the safeguarding of securities and funds in the custody or control of the Self-Regulatory Subsidiaries that are clearing agencies or securities and funds for which they are responsible, would foster cooperation and coordination with persons engaged in the clearance and settlement of securities transactions, and would remove impediments to and perfect the mechanism of a national system for the prompt and accurate clearance and settlement of securities transactions.

Sec. 12.6 Amendments to the Certificate of Incorporation

For so long as the Corporation shall control, directly or indirectly, any Self- Regulatory Subsidiary, any proposed amendment of any provisions contained in the Corporation's Restated Certificate of Incorporation shall be submitted to the Board of Directors of each Self-Regulatory Subsidiary, and if any such proposed amendment must, under Section 19 of the [Exchange]Act and the rules promulgated thereunder, be filed with, or filed with and approved by, the Commission before such amendment may be effective, then such amendment shall not be filed with the Secretary of State of the State of Delaware until filed with, or filed with and approved by, the Commission, as the case may be.

Sec. 12.7 Self-Regulatory Subsidiaries

In light of the unique nature of the Corporation and its subsidiaries, including the status of the Self-Regulatory Subsidiaries as self-regulatory organizations, the Board of

Directors, when evaluating (A) any tender or exchange offer or invitation for tenders or exchanges, or proposal to make a tender or exchange offer or request or invitation for tenders or exchanges, by another party, for any equity security of the Corporation, (B) any proposal or offer by another party to (1) merge or consolidate the Corporation or any subsidiary with another corporation or other entity, (2) purchase or otherwise acquire all or a substantial portion of the properties or assets of the Corporation or any subsidiary, or sell or otherwise dispose of to the Corporation or any subsidiary all or a substantial portion of the properties or assets of such other party, or (3) liquidate, dissolve, reclassify the securities of, declare an extraordinary dividend of, recapitalize or reorganize the Corporation, (C) any action, or any failure to act, with respect to any holder or potential holder of Excess Shares [and/or Notes](as defined in the Restated Certificate of Incorporation) subject to the limitations set forth in subparagraph 2 of paragraph C. of Article Fourth of the Restated Certificate of Incorporation, (D) any demand or proposal, precatory or otherwise, on behalf of or by a holder or potential holder of Excess Shares [and/or Notes]subject to the limitations set forth in subparagraph 2 of paragraph C. of Article Fourth of the Restated Certificate of Incorporation or (E) any other issue, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board of Directors deems relevant, including, without limitation, to the extent deemed relevant, (i) the potential impact thereof on the integrity, continuity and stability of the Corporation, the Self-Regulatory Subsidiaries, and the other operations of the Corporation and its subsidiaries, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system; and (iii) whether such would promote the prompt and accurate clearance and settlement of securities transactions (and to the extent applicable, derivative agreements, contracts and transactions), would assure the safeguarding of securities and funds in the custody or control of the Self-Regulatory Subsidiaries that are clearing agencies or securities and funds for which they are responsible, would foster cooperation and coordination with persons engaged in the clearance and settlement of securities transactions, and would remove impediments to and perfect the mechanism of a national system for the prompt and accurate clearance and settlement of securities transactions.

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